SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended September 30, 2006

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENT FILED BY ALLIANZ SE.

Interim Report Third Quarter and First Nine Months of 2006 Allianz Group

Contents

2	Group Management Report

4	Executive Summary

10	Property-Casualty Insurance Operations

16	Life/Health Insurance Operations

22	Banking Operations

26	Asset Management Operations

31	Outlook

33	Consolidated Financial Statements for the Third Quarter and First Nine Months of 2006

38	Notes to the Consolidated Financial Statements

Investor Relations

We endeavour to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE1)
Investor Relations
Koeniginstrasse 28
80802 Munich
Germany

Investor Line:	+49 1802 2554269
+49 1802 ALLIANZ
Fax:	+49 89 3800 3899
E-Mail:	investor.relations@allianz.com
Internet:	www.allianz.com/investor-relations

1)	Effective October 13, 2006, our German holding company Allianz AG converted into Allianz SE. Following this conversion, we only use the new company name Allianz SE in this interim report.

Other Reports

All Allianz Group published quarterly and annual financial reports are available for download at www.allianz.com/investor-relations. Alternatively, you can order printed copies of our reports.

Moderate share price development despite strong business performance.

Allianz share price vs. DJ EURO STOXX 50 and DJ EURO STOXX Insurance

January 1, 2005 – September 30, 2006

in €

Source: Thomson Financial Datastream

Current information on the development of the Allianz share price is available at www.allianz.com/stock.

Allianz Share Information

Share type:	Registered share with restricted transfer
Denomination:	No-par-value share
Stock exchanges:	All German stock exchanges, London, New York, Paris, Zurich
Security codes:	WKN 840 400
ISIN DE 000 840 400 5
Bloomberg:	ALV GY
Reuters:	ALVG.DE

Allianz Group Selected Consolidated Financial Data

			September 30, 2006	December 31, 2005	Change %
Balance Sheet
Investments	€	mn	293,676	285,015	3.0
Loans and advances to banks and customers	€	mn	415,055	336,808	23.2
Total assets	€	mn	1,058,948	988,584	7.1
Liabilities to banks and customers	€	mn	372,134	310,316	19.9
Reserves for loss and loss adjustment expenses	€	mn	66,278	67,005	(1.1)
Reserves for insurance and investment contracts	€	mn	286,184	278,829	2.6
Shareholders’ equity	€	mn	44,934	39,487	13.8
Minority interests	€	mn	7,614	7,615	—

			Three months ended September 30,		Change %	Nine months ended September 30,		Change %
			2006	2005		2006	2005
Income Statement
Total revenues1)	€	mn	22,599	23,823	(5.1)	76,308	75,779	0.7
Operating profit	€	mn	2,660	1,864	42.7	8,131	6,097	33.4
Income before income taxes and minority interests in earnings	€	mn	2,673	1,646	62.4	8,696	6,035	44.1
Net income	€	mn	1,591	794	100.4	5,649	3,508	61.0

Segments
Property-Casualty
Operating profit	€	mn	1,727	992	74.1	4,958	3,856	28.6
Loss ratio		%	64.2	73.0	(8.8)pts	65.1	68.2	(3.1)pts
Expense ratio		%	26.0	25.6	0.4pt	27.1	26.7	0.4pt
Combined ratio		%	90.2	98.6	(8.4)pts	92.2	94.9	(2.7)pts
Life/Health
Operating profit	€	mn	617	556	11.0	1,867	1,545	20.8
Statutory expense ratio		%	11.7	8.8	2.9pts	9.8	8.2	1.6pts
Banking
Operating profit	€	mn	406	252	61.1	1,219	696	75.1
Cost-income ratio		%	78.8	92.3	(13.5)pts	78.6	87.0	(8.4)pts
Loan loss provisions	€	mn	52	130	(60.0)	78	89	(12.4)
Coverage ratio at September 302)%			61.8	60.1	1.7pts	61.8	60.1	1.7pts
Asset Management
Operating profit	€	mn	294	300	(2.0)	895	783	14.3
Cost-income ratio		%	59.5	57.7	1.8pts	59.4	59.2	0.2pts
Third-party assets under management at September 30	€	bn	755	7433)	1.6	755	7433)	1.6

Share Information
Basic earnings per share			€3.93	2.03	93.6	13.94	9.11	53.0
Diluted earnings per share			€3.88	2.02	92.1	13.69	9.06	51.1
Share price at September 30			€136.48	127.943)	6.7	136.48	127.943)	6.7
Market capitalization at September 30	€	bn	55.4	51.93)	6.7	55.4	51.93)	6.7

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.
2)	Represents total loan loss allowances as a percentage of total non-performing loans and potential problem loans.
3)	At December 31, 2005.

Allianz SE Ratings at September 30, 20061)

	Standard & Poor’s		Moody’s	A.M. Best
Insurer financial strength	AA-		Aa3	A+
Outlook	Positive		Stable	Stable

Counterparty credit	AA-		Not	aa-[2]	)
Outlook	Positive		rated	Stable

Senior unsecured debt	AA-		Aa3	aa-
Outlook			Stable	Stable

Subordinated debt	A/A-[3]	)	A2	a+/a3)
Outlook			Stable	Stable

Commercial paper (short term)	A-1+		P-1	Not
Outlook			Stable	rated

1)	Includes ratings for securities issued by Allianz Finance B.V., Allianz Finance II B.V. and Allianz Finance Corporation.
2)	Issuer credit rating.
3)	Ratings vary on the basis of maturity period and terms.

Executive Summary

Strong earnings momentum.

•	Strong operating profit of €2.7 billion in 3Q 2006, up 43% from a year ago.

•	Combined ratio of 90.2% in Property-Casualty.

•	Double-digit growth in Life/Health operating profit, despite lower revenues in Italy and the United States.

•	Dresdner Bank operating profit grew by 38%.

•	Asset Management maintained strong operating profitability.

•	Net income doubled to €1.6 billion, driven by operating profit improvements.

•	Full year outlook: We expect operating profit to exceed €9.5 billion and net income to surpass €6 billion.1)

Total Revenues2)	Net Income
in € bn	in € mn

Operating Profit	Shareholders’ Equity3)
in € mn	in € mn

1)	However, as always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated in our Outlook in the cautionary note regarding forward-looking statements, may severely impact our profitability.
2)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.
3)	Does not include minority interests.

Allianz Group’s Consolidated Results of Operations

Total Revenues

Our total revenues remained at a strong level of €22.6 billion and €76.3 billion in 3Q and 9M 2006, respectively. This was the net effect of growth in our Property-Casualty, Banking and Asset Management segments and a decline in our Life/Health segment. Total internal revenue growth year-on-year amounted to (4.0)% in 3Q 2006 (9M 2006: year-on-year increase of 0.3%).

Total Revenues – Segments

in € mn

Property-Casualty Gross premiums written, at €10.4 billion in 3Q 2006, were 0.4% higher than a year ago, as we continued to exhibit diligent risk selection and focus on profitability. This successful policy translated into marked growth in selected rewarding markets around the world, offset by decreases of, in aggregate, a similar magnitude in markets where maintaining profitability required concessions to volume. Internal growth of gross premiums written year-on-year was 1.8% (9M 2006: 0.5%).

Life/Health Statutory premiums remained sound at €9.8 billion in 3Q 2006, albeit down 11.8% from a year ago. We continued to experience solid growth both in emerging markets and in some of our more mature markets. However, this was more than offset by marked shortfalls in the United States and Italy. In the United States, our distribution was faced with regulatory impediments. Similarly, in Italy, the difficult market environment and adverse developments within our bancassurance distribution channel caused revenues to drop. On an internal growth basis, statutory premiums were down 10.9% (9M 2006: year-on-year decrease of 2.3%).

Banking In 3Q 2006, operating revenues from our Banking segment increased 5.7% from a year ago to €1.7 billion. Strong growth of net interest income was offset by a decline in trading income (net), following the uncertain and challenging market environment in 3Q 2006. On a nine months comparison, our banking segment’s operating revenues experienced dynamic growth to €5.3 billion, up 14.2%, with all revenue categories and operating divisions at Dresdner Bank contributing to this strong development. Internal growth of our Banking segment’s operating revenues was 5.9% and 14.1% in 3Q and 9M 2006, respectively.

Asset Management During the first nine months of 2006, net inflows to third-party assets and market effects amounted to €25 billion each. Partially offsetting this were negative foreign currency effects, resulting in third-party assets of €755 billion at September 30, 2006. Mainly attributable to our strong and continuously growing third-party asset base, we experienced increases in operating revenues year-on-year of 2.3% in 3Q 2006 and 14.9% in 9M 2006. Internal growth was 6.3% and 14.3%, respectively.

Operating Profit

At €2.7 billion, operating profit in 3Q 2006 was 42.7% higher than a year ago. For the first nine months of 2006, we experienced a 33.4% year-on-year increase to €8.1 billion, with all segments exhibiting strong double-digit increases.

Operating Profit – Segments

in € mn

Property-Casualty Operating profit grew markedly by 74.1 % year-on-year to €1.7 billion in 3Q 2006 (9M 2006: growth of 28.6% from a year ago to €5.0 billion). Similarly, our combined ratio improved significantly and remained at a very competitive level of 90.2% and 92.2% in 3Q and 9M 2006, respectively, compared to 98.6% and 94.9% in the same periods last year. The exceptionally heavy damages from major natural catastrophes in the United States, Central Europe and Asia in the prior year period were not repeated in 3Q 2006. However, our loss ratio continued to develop strongly, irrespective of the impact from natural catastrophes.

Life/Health In 3Q 2006, we continued to substantially increase our operating profit by 11.0% to €617 million compared to the prior year period. Our strong asset base after the segment’s growth in recent years and improved equity markets, as well as our high margins on both our in-force and new business contributed to this development.

Banking We experienced double-digit operating profit growth year-on-year for the third consecutive quarter, almost achieving our full year 2006 operating profit target after only nine months. Our cost-income ratio improved significantly to 78.6% for the first nine months of 2006 compared to 87.0% a year earlier.

Asset Management Strong operating profitability continued. Our Asset Management’s cost-income ratio remained at very competitive levels of 59.5% in 3Q 2006 and 59.4% in 9M 2006 compared to 57.7% and 59.2% in the same periods last year.

Non-Operating Items

Overall, non-operating items created an income of €13 million in 3Q 2006, compared to a charge of €218 million a year ago (9M comparison: income of €565 million in 2006 versus a charge of €62 million in 2005).

In 3Q 2006, significant capital gains of €0.3 billion stemmed from the sale of Four Seasons Healthcare Ltd. Similarly, in the first half of 2006, we realized significant gains from the sale of our participations in Schering AG and Eurohypo AG. In aggregate, non-operating income from realized gains/losses (net) and impairments of investments (net) was €465 million in 3Q 2006 and €2.5 billion in 9M 2006, up 60.3% and 72.7%, respectively, from a year ago.

The impact from restructuring charges on non-operating items rose to €50 million in 3Q 2006 from €2 million a year ago, reflecting the first impacts of our ongoing “Neue Dresdner Plus program”. For the first nine months of 2006, non-operating restructuring charges amounted to €458 million (9M 2005: €85 million). This was primarily a result of charges at Allianz Deutschland AG in 2Q 2006 in connection with the reorganization of our German insurance operations. This reorganization is intended to help us to improve our competitiveness and offer our customers better service, while operating more efficiently.

Interest expense from external debt, acquisition-related expenses from our Asset Management segment, and other non-operating items, in aggregate, were down to €402 million in 3Q 2006 from €506 million a year earlier (9M 2006 versus 9M 2005: up from €1.4 billion to €1.5 billion).

Net Income

Net income in 3Q 2006 doubled compared to a year ago and reached €1.6 billion. For the first nine months of 2006, net income was €5.6 billion, a 61.0% increase over the prior year period. These strong improvements were primarily driven by our operating profit, reflecting the high quality of our earnings.

Accordingly, income tax expenses in 3Q 2006 were up €280 million from last year to €797 million, representing an effective income tax rate of 29.8% (3Q 2005: 31.4%). Our effective income tax rate benefited from the tax-exemption of the capital gain in connection with the sale of Four Seasons Healthcare Ltd., previously mentioned. Similarly, with income tax expenses up €546 million to €2.1 billion in 9M 2006, our effective income tax rate in 9M 2006 declined to 23.6% compared to 25.0% a year ago mainly due to higher tax-exempted income, such as the realized capital gain from the Schering transaction in June 2006.

Minority interests in earnings, at €285 million in 3Q 2006, were down €50 million, primarily due to the buyout of minorities and decreased earnings after income taxes at RAS in Italy, as well as lower earnings after income taxes at AGF in France. For the first nine months of 2006, minority interests in earnings were flat at €1.0 billion.

The following graph sets forth the development of our basic and diluted earnings per share.

Earnings per Share

in €

1)	See Note 37 to our consolidated financial statements for further details regarding the dilutive effect.

The following tables summarize the total revenues and operating profit for each of our segments for the three and nine months ended September 30, 2006 and 2005, respectively, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Three months ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues1)	10,412	10,368	9,847	11,164	1,668	1,578	726	710	—	—	(54)	3	22,599	23,823

Operating profit	1,727	992	617	556	406	252	294	300	(331)	(223)	(53)	(13)	2,660	1,864
Non-operating items	139	188	(8)	28	(8)	(31)	(133)	(212)	27	(230)	(4)	39	13	(218)

Income before income taxes and minority interests in earnings	1,866	1,180	609	584	398	221	161	88	(304)	(453)	(57)	26	2,673	1,646

Income taxes	(600)	(513)	(240)	(124)	(96)	(72)	(67)	(33)	180	224	26	1	(797)	(517)
Minority interests in earnings	(177)	(161)	(81)	(130)	(19)	(26)	(10)	(13)	—	(2)	2	(3)	(285)	(335)

Net income	1,089	506	288	330	283	123	84	42	(124)	(231)	(29)	24	1,591	794

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Nine months ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues1)	34,243	34,108	34,600	35,116	5,322	4,661	2,203	1,918	—	—	(60)	(24)	76,308	75,779

Operating profit	4,958	3,856	1,867	1,545	1,219	696	895	783	(585)	(680)	(223)	(103)	8,131	6,097
Non-operating items	1,007	804	133	153	396	636	(403)	(549)	—	(734)	(568)	(372)	565	(62)

Income before income taxes and minority interests in earnings	5,965	4,660	2,000	1,698	1,615	1,332	492	234	(585)	(1,414)	(791)	(475)	8,696	6,035

Income taxes	(1,590)	(1,498)	(549)	(274)	(430)	(301)	(194)	(49)	414	608	296	7	(2,053)	(1,507)
Minority interests in earnings	(604)	(557)	(301)	(358)	(74)	(77)	(34)	(36)	(9)	(9)	28	17	(994)	(1,020)

Net income	3,771	2,605	1,150	1,066	1,111	954	264	149	(180)	(815)	(467)	(451)	5,649	3,508

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group’s Shareholders’ Equity and Invested Assets

Shareholders’ Equity

Since December 31, 2005, our shareholders’ equity has increased 13.8% to €44.9 billion at September 30, 2006. Our strong net income more than compensated for a rise in negative foreign currency translation adjustments primarily due to a weaker U.S. Dollar compared to the Euro, and dividends paid of €811 million.

The following graph sets forth the development of our shareholders’ equity in the first nine months of 2006.

Shareholders’ Equity1)

in € mn

1)	Does not include minority interests.
2)	Consists of the following developments (in € mn): foreign currency translation adjustments (797); changes in the consolidated subsidiaries of the Allianz Group 45; treasury shares 1,266; net income 5,649; dividends paid (811); miscellaneous 21.

Invested Assets

In the following, we present the breakdown of invested assets owned and managed by our Property-Casualty Life/Health and Banking segments by category and instruments.

Invested Assets – Property-Casualty: Allocation by Category and Instruments at September 30, 2006

Fair Values1) in € bn (Total: €99.9 bn)

1)	Held-to-maturity investments and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.
2)	Includes debt securities at €3.6 bn and equity securities at €0.3 bn.
3)	Includes associates and joint ventures at €0.8 bn, but does not include affiliates at €9.3 bn.
4)	Includes held-to-maturity investments at €0.7 bn.

Invested Assets – Life/Health: Allocation by Category and Instruments at September 30, 2006

Fair Values1) in € bn (Total: €278.8 bn)

1)	Held-to-maturity investments and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.
2)	Includes debt securities at €7.4 bn, equity securities at €2.8 bn and derivative financial instruments at €(3.6) bn.
3)	Includes associates and joint ventures at €2.1 bn, but does not include affiliates at €2.7 bn.
4)	Includes held-to-maturity investments at €4.0 bn.

Invested Assets – Banking: Trading Portfolio Allocation at September 30, 2006

Fair Values in € bn

Corporate Segment

In July 2006, a subsidiary of Allianz SE (formerly Allianz AG), which is managed by Allianz Capital Partners and in which Allianz Capital Partners holds an interest of 65%, acquired all shares of MAN Roland Druckmaschinen AG. This acquisition had an impact of a similar magnitude both on our Corporate segment’s operating revenues and operating expenses. The increases in realized gains/losses (net) stemmed primarily from the sale of our shareholdings in Schering AG in June 2006 and the disposal of Four Seasons Healthcare Ltd. in August 2006.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Operating revenues	529	273	1,254	862

Interest expense, excluding interest expense from external debt1)	(109)	(54)	(374)	(414)
Acquisition and administrative expenses (net)	(215)	(141)	(496)	(358)
Other operating expenses	(536)	(301)	(969)	(770)

Operating expenses	(860)	(496)	(1,839)	(1,542)

Operating profit	(331)	(223)	(585)	(680)

Income from financial assets and liabilities held for trading (net)	(62)	(123)	(214)	(276)
Realized gains/losses (net)	287	41	784	149
Impairments of investments (net)	(7)	24	15	(12)
Interest expense from external debt1)	(191)	(172)	(585)	(595)

Non-operating items	27	(230)	—	(734)

Income before income taxes and minority interests in earnings	(304)	(453)	(585)	(1,414)

1)	The total of these items equals interest expense in the segment income statement in Note 3 to the consolidated financial statements.

Events After the Balance Sheet Date

See Note 41 to our consolidated financial statements.

Property-Casualty Insurance Operations

Continued underwriting excellence.

•	Effective cycle management.

•	Excellent combined ratio across all regions.

•	Combined ratio of 90.2% in 3Q 2006, down 8.4 percentage points from a year ago.

Earnings Summary

Gross Premiums Written by Region1)

in € bn

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our speciality lines have been allocated to the respective geographic regions.

Gross Premiums Written – Growth Rates1)

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Gross Premiums Written

2006 to 2005 Three Month Comparison

We continued to forego premium growth in softening markets with increasing pricing pressures. As a result of our successful cycle management efforts, the modest rise of gross premiums written from €10,368 million to €10,412 million in 3Q 2006 was accompanied by further improved underwriting profitability. Based on internal growth, gross premiums written increased 1.8%.

Positive developments were primarily experienced by our entities in the United States, Spain and the United Kingdom, with additional gross premiums written of €50 million (+ 3.2%), €43 million (+ 10.7%) and €24 million (+ 4.3%) respectively. We furthermore successfully achieved strong increases within New Europe, our growth markets in Central and Eastern Europe, and South America. In these regions, gross premiums written grew by €43 million (+10.3%) and €26 million (+ 14.4%), respectively. In 3Q 2006, our growth markets in Asia-Pacific and New Europe, together with the markets in South America, accounted for approximately 10% of our Property-Casualty segment’s gross premiums written.

In the United States, our operations benefited primarily from growth in our crop insurance line due to higher prices on major crops and higher rates on nursery coverage. The positive development in Spain was mainly attributable to our motor and industrial lines of business. At Cornhill in the United Kingdom, our commercial lines performed favorably.

Similarly, in Brazil, continued good development of our motor business was a key growth factor. In addition, foreign currency effects, in particular the appreciation of the Brazilian Real compared to the Euro, added to the rise in South America.

Within New Europe, in Romania, the increase in gross premiums written was driven by a new large insurance contract in our aviation business and strong sales performance in our retail business. Our Polish motor business benefited from expanded sales capacity.

These increases were offset by decreased gross premiums written in other countries.

At Allianz Sach within PC Germany, our primary market, gross premiums written were impacted by lower volume within our motor business, partially compensated by sound development in our casualty line. At Allianz Re assumed gross premium volume declined, mainly impacted by the change of an intra-Allianz Group reinsurance contract, resulting in increased aggregate loss retention levels of participating entities. This effect, however, is consolidated out at the segment level.

In Australia, gross premiums written were impacted by softening market conditions in our commercial business. Additionally, the depreciation of the Australian Dollar against the Euro contributed to the decline.

The decrease in Switzerland was the net effect of an increase in gross premiums written at Allianz Suisse, whereas at Allianz Risk Transfer (or “ART”) premium volume was down. Allianz Suisse continued to benefit from our favorably developing motor business. At ART, the shortfall occurred as premiums in connection with a long-term contract with a major client were recognized in 4Q 2005.

In specialty lines the decline by €113 million, or 8.0%, was due to lower gross premiums written at Allianz Global Corporate & Specialty. Gross premiums written at Allianz Global Corporate & Specialty were down €106 million to €649 million, primarily due to foregone business volume as a result of declining rates.

2006 to 2005 Nine Month Comparison

For the first nine months of 2006, our gross premiums written increased marginally by 0.4% to €34,243 million. We were able to achieve growth particularly in the United States, South America, Spain and New Europe. However, while maintaining our strategy of selective and profitable growth, we recorded slight decreases in some of our other markets. Based on internal growth, our gross premiums written were up slightly by 0.5%.

Operating Profit

Operating Profit

in € mn

2006 to 2005 Three Month Comparison

Our operating profit increased markedly to €1,727 million, a rise of 74.1% from a year earlier. The main driver behind this strong development was our significantly enhanced underwriting profitability. The exceptionally high losses from major natural catastrophes in the prior year period were not repeated. Further, our underwriting discipline and the improvements in connection with our Sustainability program are paying off. Top contributing markets to our operating profit included PC Germany at €454 million, Italy at €209 million, the United States at €201 million, as well as our credit insurance activities combined within our Euler Hermes brand at €111 million. The strongest improvements occurred at Allianz Global Corporate & Specialty (€281 million), as well as in our operations within the United States (€209 million), Switzerland (€53 million) and Italy (€45 million).

Claims and insurance benefits incurred (net) decreased considerably by 12.2% to €6,208 million. In the prior year period, major natural catastrophes in the United States, Central Europe and Asia inflicted huge damages, heavily impacting the insurance and reinsurance markets as a whole. These damages were not repeated in 3Q 2006. Our calendar year loss ratio declined to 64.2% (3Q 2005: 73.0%). On an accident year basis, claims also markedly decreased 13.0% to €6,320 million, producing an accident year loss ratio of 65.3% (3Q 2005: 74.9%), mainly driven by the developments described above. However, even after excluding the impacts from natural catastrophes, we continued to improve our already excellent underwriting profitability.

Acquisition and administrative expenses (net) remained relatively stable at €2,512 million (3Q 2005: €2,481 million), largely in line with our premium development. Together with a marginal decline in our premiums earned (net), our expense ratio rose slightly by 0.4 percentage points to 26.0% from 25.6% a year earlier.

Driven by the development of our loss ratio, our combined ratio improved significantly by 8.4 percentage points to 90.2%, further solidifying our competitive position within the property-casualty market.

2006 to 2005 Nine Month Comparison

We succeeded in increasing operating profit for the first nine months of 2006 by 28.6% compared to the prior year period to €4,958 million. At 92.2%, our combined ratio was 2.7 percentage points lower than a year ago. Similar to the developments in 3Q 2006 previously described, these improvements were mainly attributable to significantly lower claims from natural catastrophes, together with our focus on continuous underwriting excellence.

Non-Operating Items

2006 to 2005 Three Month Comparison

Income from our non-operating items decreased €49 million to €139 million. In 3Q 2006, a significant realized gain resulted from the disposal of our wholly-owned subsidiary Four Seasons Healthcare Ltd. However, higher net realized gains from investments, not shared with policyholders, were more than offset by increased net impairments of investments, stemming in large part from our available-for-sale debt securities.

2006 to 2005 Nine Month Comparison

Income from our non-operating items for the first nine months of 2006 amounted to €1,007 million, up 25.2% from a year ago. This increase was particularly driven by increased realized gains/losses (net) from investments, not shared with policyholders, especially through the sale of our participation in Schering AG in 2Q 2006. Net realizations on investments proved a compensating balance for restructuring charges of €366 million, primarily in connection with the reorganization of our German insurance operations.

Net Income

2006 to 2005 Three Month Comparison

Net income more than doubled from a year ago to €1,089 million, driven by the significant growth in our operating profit.

Income tax expenses amounted to €600 million, rising by 17.0%. This increase resulted mainly from our higher income before income taxes and minority interests in earnings. Our effective tax rate declined to 32.2% (3Q 2005: 43.5%) due to the absence of one-off tax charges experienced in the prior year period.

Minority interests in earnings rose slightly to €177 million primarily as a result of higher earnings at AGF in France, which more than compensated for lower minority interests at RAS in Italy following the partial buy-out of minorities in 2005.

2006 to 2005 Nine Month Comparison

Driven both by our significantly improved operating profitability and increased non-operating income, our net income for the first nine months of 2006 was up markedly by 44.8% to €3,771 million. Due to the effects of a relatively higher share of tax-exempt income, primarily from the Schering transaction, our effective tax rate decreased to 26.7% (9M 2005: 32.1%).

The following table sets forth our Property-Casualty insurance segment’s income statement, loss ratio, expense ratio and combined ratio for the three and nine months ended September 30, 2006 and 2005, respectively.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Gross premiums written1)	10,412	10,368	34,243	34,108
Ceded premiums written	(1,486)	(1,488)	(4,428)	(4,347)
Change in unearned premiums	750	812	(1,440)	(1,543)

Premiums earned (net)	9,676	9,692	28,375	28,218
Interest and similar income	928	929	3,107	2,916
Income from financial assets and liabilities designated at fair value through income (net)2)	39	42	81	98
Realized gains/losses (net) from investments, shared with policyholders3)	8	14	44	100
Fee and commission income	253	259	770	745
Other income	13	24	51	45

Operating revenues	10,917	10,960	32,428	32,122

Claims and insurance benefits incurred (net)	(6,208)	(7,074)	(18,480)	(19,258)
Changes in reserves for insurance and investment contracts (net)	(151)	(113)	(344)	(447)
Interest expense	(67)	(62)	(196)	(257)
Loan loss provisions	—	(3)	(3)	(3)
Impairments of investments (net), shared with policyholders4)	(5)	—	(22)	(4)
Investment expenses	(63)	(49)	(178)	(244)
Acquisition and administrative expenses (net)	(2,512)	(2,481)	(7,686)	(7,529)
Fee and commission expenses	(184)	(186)	(559)	(518)
Other expenses	—	—	(2)	(6)

Operating expenses	(9,190)	(9,968)	(27,470)	(28,266)

Operating profit	1,727	992	4,958	3,856

Income from financial assets and liabilities held for trading (net)2)	(7)	5	(4)	4
Realized gains/losses (net) from investments, not shared with policyholders3)	223	193	1,540	911
Impairments of investments (net), not shared with policyholders4)	(64)	(12)	(153)	(42)
Amortization of intangible assets	(3)	(3)	(10)	(12)
Restructuring charges	(10)	5	(366)	(57)

Non-operating items	139	188	1,007	804

Income before income taxes and minority interests in earnings	1,866	1,180	5,965	4,660

Income taxes	(600)	(513)	(1,590)	(1,498)
Minority interests in earnings	(177)	(161)	(604)	(557)

Net income	1,089	506	3,771	2,605

Loss ratio5) in%	64.2	73.0	65.1	68.2
Expense ratio6) in %	26.0	25.6	27.1	26.7

Combined ratio7) in %	90.2	98.6	92.2	94.9

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement in Note 3 to the consolidated financial statements.
3)	The total of these items equals realized gains/losses (net) in the segment income statement in Note 3 to the consolidated financial statements.
4)	The total of these items equals impairments of investments (net) in the segment income statement in Note 3 to the consolidated financial statements.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Property-Casualty Operations by Geographic Region

The following tables set forth our property-casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region for the three and nine months ended September 30, 2006 and 2005, respectively. Consistent with our general practice, gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written		Premiums earned (net)		Combined ratio				Loss ratio				Expense ratio				Operating profit
	€ mn		€ mn		%				%				%				€ mn
Three months ended September 30,	2006	2005	2006	2005	2006		2005		2006		2005		2006		2005		2006		2005
PC Germany1)	2,439	2,502	2,475	2,546	87.0		93.9		62.2		70.0		24.8		23.9		454		436
France	1,208	1,196	1,121	1,099	99.6		100.2		72.2		73.5		27.4		26.7		99		78
Italy	1,078	1,083	1,214	1,231	89.9		95.0		68.0		71.4		21.9		23.6		209		164
United Kingdom	585	561	473	477	90.7		93.9		60.7		64.3		30.0		29.6		98		75
Switzerland	369	393	401	434	90.7		114.6		67.5		91.9		23.2		22.7		52		(1)
Spain	446	403	428	398	91.1		89.6		71.1		70.2		20.0		19.4		62		66

Netherlands	207	196	206	206	87.3		90.3		53.1		61.0		34.2		29.3		43		30
Austria	195	200	198	202	91.1		99.4		65.2		74.5		25.9		24.9		35		19
Ireland	182	182	157	161	56.8		77.9		34.9		56.8		21.9		21.1		85		47
Belgium	80	79	74	76	100.5		93.9		61.5		62.2		39.0		31.7		10		12
Portugal	68	71	64	69	88.1		85.7		63.3		61.0		24.8		24.7		10		13
Greece	17	16	11	11	82.1		83.7		51.2		52.0		30.9		31.7		3		2

Western and Southern Europe	749	744	710	725	83.0		89.8		54.2		63.7		28.8		26.1		191[3]	)	122[3] )

Hungary	135	145	123	138	89.8		92.1		65.4		62.4		24.4		29.7		22		28
Slovakia	72	67	65	65	65.2		82.5		35.7		51.3		29.5		31.2		27		16
Czech Republic	56	56	45	41	76.5		72.4		60.1		55.9		16.4		16.5		12		12
Poland	71	58	50	42	88.6		86.7		54.7		55.6		33.9		31.1		7		4
Romania	79	52	37	27	85.9		106.9		68.1		93.2		17.8		13.7		6		(1)
Bulgaria	24	21	15	9	88.7		92.3		56.0		51.6		32.7		40.7		2		1
Croatia	15	12	12	12	101.8		99.1		66.1		65.4		35.7		33.7		—		1
Russia	8	6	1	2	127.0		46.5		68.8		8.6		58.2		37.9		—		—

New Europe	460	417	348	336	83.6		87.9		57.7		60.3		25.9		27.6		76		61

Other Europe	1,209	1,161	1,058	1,061	83.2		89.3		55.4		62.7		27.8		26.6		267		183

NAFTA, thereof:	1,641	1,587	1,073	1,059	90.0		107.8		65.4		82.9		24.6		24.9		202		(5)
United States	1,601	1,551	1,049	1,032	89.4		109.4		64.8		84.3		24.6		25.1		201		(8)
Mexico	40	36	24	27	114.2		54.0		89.3		33.1		24.9		20.9		1		3

Asia-Pacific, thereof:	488	510	324	320	93.9		97.3		67.6		69.7		26.3		27.6		65		57
Australia	413	445	289	290	93.7		97.1		68.6		70.6		25.1		26.5		60		53
Other	75	65	35	30	94.7		97.3		58.8		59.8		35.9		37.5		5		4

South America	207	181	157	137	99.9		99.6		66.4		64.1		33.5		35.5		12		21

Other	22	21	14	12	— [4]	)	— [4]	)	— [4]	)	— [4]	)	— [4]	)	— [4]	)	1		1

Specialty Lines
Credit Insurance	404	404	285	238	74.9		62.0		48.8		36.3		26.1		25.7		111		100
Allianz Global Corporate & Specialty1)	649	755	390	427	95.3		153.1		64.4		120.5		30.9		32.6		75		(206)
Travel Insurance and Assistance Services	252	259	267	259	102.3		96.0		62.3		62.0		40.0		34.0		26		20

Subtotal	10,997	11,016	9,680	9,698	—		—		—		—		—		—		1,733		989

Consolidation adjustments2)	(585)	(648)	(4)	(6)	—		—		—		—		—		—		(6)		3

Total	10,412	10,368	9,676	9,692	90.2		98.6		64.2		73.0		26.0		25.6		1,727		992

1)	With effect from 1Q 2006, we have combined the activities of the former Allianz Global Risk Re and Allianz Marine & Aviation, as well as the corporate customer business of Allianz Sach, which was formerly included within PC Germany. Additionally, with effect from 2Q 2006, we have included Allianz Global Risks US, which was formerly presented within NAFTA, within the newly combined entity Allianz Global Corporate & Specialty. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.
2)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
3)	Contains run-off of a former operating entity located in Luxembourg of €5 mn in 2006 and €(1) mn in 2005.
4)	Presentation not meaningful.

	Gross premiums written		Premiums earned (net)		Combined Ratio				Loss ratio				Expense ratio				Operating profit
	€ mn		€ mn		%				%				%				€ mn
Nine months ended September 30,	2006	2005	2006	2005	2006		2005		2006		2005		2006		2005		2006		2005
PC Germany1)	9,390	9,620	7,328	7,508	90.8		91.0		63.3		65.1		27.5		25.9		1,272		1,310
France	4,053	4,063	3,327	3,294	99.7		102.3		72.5		74.7		27.2		27.6		315		165
Italy	3,698	3,679	3,661	3,649	93.4		96.5		70.4		71.3		23.0		25.2		567		510
United Kingdom	1,812	1,851	1,392	1,435	94.7		94.8		64.7		64.2		30.0		30.6		225		223
Switzerland	1,610	1,646	1,269	1,288	94.0		99.4		70.2		76.6		23.8		22.8		170		99
Spain	1,567	1,460	1,240	1,146	90.9		91.2		71.5		71.7		19.4		19.5		185		168

Netherlands	752	754	609	616	89.3		92.0		55.9		61.1		33.4		30.9		117		100
Austria	752	763	578	585	99.1		99.3		73.8		74.5		25.3		24.8		64		64
Ireland	556	581	463	487	71.4		83.0		48.3		60.9		23.1		22.1		180		120
Belgium	286	281	223	220	100.3		100.0		63.4		63.8		36.9		36.2		33		28
Portugal	220	233	194	208	87.2		89.4		63.2		64.7		24.0		24.7		34		30
Greece	55	53	34	33	84.9		85.3		55.2		53.1		29.7		32.2		7		6

Western and Southern Europe	2,621	2,665	2,101	2,149	89.0		92.4		60.6		65.2		28.4		27.2		450[3]	)	345[3]	)

Hungary	451	464	373	394	88.3		94.4		62.0		64.8		26.3		29.6		85		77
Slovakia	224	242	187	187	69.9		73.3		39.8		42.9		30.1		30.4		71		64
Czech Republic	195	186	132	119	82.8		85.1		63.4		65.4		19.4		19.7		26		23
Poland	214	178	147	115	89.5		87.6		56.5		55.5		33.0		32.1		19		15
Romania	217	155	97	84	91.7		93.0		76.7		74.4		15.0		18.6		10		7
Bulgaria	67	64	46	25	83.6		74.3		50.2		34.9		33.4		39.4		9		9
Croatia	55	46	39	34	97.7		97.6		64.7		63.0		33.0		34.6		2		2
Russia	19	16	3	5	91.1		53.1		45.4		10.7		45.7		42.4		1		—

New Europe	1,442	1,351	1,024	963	84.8		87.4		58.2		59.1		26.6		28.3		223		197

Other Europe	4,063	4,016	3,125	3,112	87.6		90.9		59.8		63.3		27.8		27.6		673		542

NAFTA, thereof:	3,787	3,598	2,845	2,743	88.5		97.1		59.3		69.0		29.2		28.1		636		313
United States	3,655	3,483	2,772	2,675	88.0		98.0		58.7		69.8		29.3		28.2		627		305
Mexico	132	115	73	68	105.5		59.8		81.0		36.2		24.5		23.6		9		8

Asia-Pacific, thereof:	1,348	1,317	994	946	94.0		92.8		67.5		66.3		26.5		26.5		195		208
Australia	1,116	1,114	890	858	94.0		92.6		68.8		67.3		25.2		25.3		181		196
Other	232	203	104	88	94.5		95.0		56.9		56.9		37.6		38.1		14		12

South America	630	493	457	362	101.6		98.2		65.9		63.0		35.7		35.2		39		52

Other	94	84	40	35	— [4]	)	— [4]	)	— [4]	)	— [4]	)	— [4]	)	— [4]	)	5		4

Specialty Lines
Credit Insurance	1,270	1,302	828	730	77.6		71.6		51.1		44.4		26.5		27.2		328		286
Allianz Global Corporate & Specialty1)	2,206	2,349	1,147	1,270	93.6		113.6		66.2		86.5		27.4		27.1		286		(94)
Travel Insurance and Assistance Services	767	764	737	712	100.9		94.9		60.9		60.4		40.0		34.5		73		66

Subtotal	36,295	36,242	28,390	28,230	—		—		—		—		—		—		4,969		3,852

Consolidation adjustments2)	(2,052)	(2,134)	(15)	(12)	—		—		—		—		—		—		(11)		4

Total	34,243	34,108	28,375	28,218	92.2		94.9		65.1		68.2		27.1		26.7		4,958		3,856

1)	With effect from 1Q 2006, we have combined the activities of the former Allianz Global Risk Re and Allianz Marine & Aviation, as well as the corporate customer business of Allianz Sach, which was formerly included within PC Germany. Additionally, with effect from 2Q 2006, we have included Allianz Global Risk US, which was formerly presented within NAFTA, within the newly combined entity Allianz Global Corporate & Specialty. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.
2)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
3)	Contains run-off of a former operating entity located in Luxembourg of €15 mn in 2006 and €(3) mn in 2005.
4)	Presentation not meaningful.

Life/Health Insurance Operations

Operating profitability further improved.

•	Revenue shortfall in Italy and the United States.

•	Operating profit improvement driven by growth in our asset base.

•	High margins on both our in-force and new business.

Earnings Summary

Statutory Premiums by Regions1)

in € bn

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Statutory Premiums – Growth Rates1)

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Statutory Premiums

2006 to 2005 Three Month Comparison

Our statutory premiums at €9,847 million in 3Q 2006 remained sound and we continued to experience solid increases both in some of our more mature and emerging markets. In the context of our Sustainability program the leveraging of our worldwide life insurance product expertise, has begun to contribute to our revenues. However, in aggregate, statutory premiums were down 11.8% from a year earlier. This development was mainly attributable to declines in the United States and Italy. Based on internal growth, our statutory premiums decreased 10.9%.

In France, our entities continued to enjoy strong sales momentum with unit-linked contracts, achieved through our proprietary financial advisors network and through partnerships with independent advisors. This drove a 6.4% rise, with statutory premiums reaching €1,313 million.

Germany Life again experienced strong production of new single premium business leading to total statutory premiums in 3Q 2006 of €2,640 million, an increase of €45 million from 3Q 2005.

Within New Europe, our growth markets in Central and Eastern Europe, our Polish operations continued to benefit from a successful sales campaign with a bank partner in 1Q 2006, evidenced by statutory premiums which more than doubled to €76 million in 3Q 2006.

Conversely, at Allianz Life in the United States, statutory premiums decreased 24.9% to €2,144 million, as the sale of equity-indexed annuity products fell short of their prior year level. We attribute this decrease primarily to the impact of the NASD’s1) notice in late 2005 to members regarding the sale of index annuities which has created impediments to sales of equity index annuities. Allianz Life is taking action to regain growth momentum by expanding distribution with the broker-dealers, banks and wire-houses, designing channel-specific products, and at the same time reinforcing core strengths in product development of variable products and fixed indexed products.

As expected, statutory premiums were down in Italy. In aggregate, RAS and Lloyd Adriatico experienced a decline of 36.0% to €1,267 million in 3Q 2006, negatively influenced by the difficult market environment. In addition, adverse developments within our bancassurance distribution channel continued to make an impact. At RAS, our share in the total life production of our joint venture partner reduced as expected, while at Lloyd Adriatico, we remained confronted with challenges due to organizational changes at our joint venture partner.

The decrease in statutory premiums by 7.6% to €835 million from our operations in Asia-Pacific, was the net effect of strong increases in South Korea and China, overcompensated by lower premium volume in Taiwan. At Allianz Life Insurance Co. Ltd. in South Korea, we were able to maintain statutory premium momentum from our continued strong sales performance with equity-indexed and variable annuity products. This led to a significant increase in statutory premiums of 30.1% to €467 million. In China, we started to benefit from our cooperation with Industrial and Commercial Bank of China Ltd. In contrast, in Taiwan, statutory premiums decreased 40.8% to €296 million.

2006 to 2005 Nine Month Comparison

Our statutory premiums decreased 1.5% to €34,600 million. Whereas we experienced strong growth in most of our life insurance markets, such as Germany, France, Asia-Pacific and New Europe, the developments in the United States and Italy did not vary from those in 3Q. Based on internal growth, our statutory premiums were down 2.3%.

Operating Profit

Operating Profit

in € mn

1)	The National Association of Securities Dealers (or “NASD”) is a private-sector provider of financial regulatory services in the United States.

2006 to 2005 Three Month Comparison

Operating profit was €617 million in 3Q 2006, up 11.0% from a year earlier. The most important factors driving this increase were our strong asset base after the segment’s growth in recent years and higher trending equity markets, as well as our improved new business margin.

The markets which contributed strongest to operating profit were Germany Life at €208 million, France at €95 million, the United States at €91 million and Italy at €66 million.

Interest and similar income rose by 9.2% to €3,093 million. This development was in large part due to higher interest income from bonds in the United States through increased yields and growth in our asset base, as well as higher dividend distributions from equity investments at Germany Life.

Realized gains/losses (net) from investments, shared with policyholders, were up 3.5% to €537 million predominantly from the sale of Four Seasons Healthcare Ltd.

Acquisition and administrative expenses (net) rose by 17.4% to €1,132 million, reflecting in particular increased acquisition expenses due to higher amortization of deferred acquisition costs. Factors important for this development were increased lapses in Italy, whereas the corresponding surrender gains are not shown in the expense line item, and the change of an intra-Allianz Group reinsurance contract. Consequently, together with the shortfall in statutory premiums (net), our statutory expense ratio increased to 11.7% from 8.8% a year ago.

Income from financial assets and liabilities carried at fair value through income (net) resulted in an overall expense of €20 million, after an income of €290 million last year. Germany Life exhibited expenses due to the retrospective release of hedging connections. In addition, in the United States, we experienced lower income due to, among other factors, an increase in market interest rates.

While claims and insurance benefits incurred (net) increased, changes in reserves for insurance and investment contracts (net) were down by a similar magnitude, resulting in aggregate, in charges of €6,204 million, consistent with a year ago. The increase of claims and insurance benefits incurred (net) from €3,836 million to €3,942 million stemmed in large part from higher lapses and surrender rates in our operations within Italy, as well as the maturity of savings products at Allianz Life Insurance Co. Ltd. in South Korea. Changes in reserves for insurance and investment contracts (net) were down €117 million to €2,262 million in particular due to decreased statutory premium volume in Italy and the United States. Additionally, a change in product mix in South Korea, reflected by higher sales of separate account variable annuity contracts, contributed to decreased net expenses from changes in reserves.

2006 to 2005 Nine Month Comparison

Operating profit was up 20.8% to €1,867 million. One of the key drivers of this development was interest and similar income, which showed a significant increase, primarily through higher dividend payments from equity investments. To a lesser degree, operating profit benefited from higher realized gains/losses (net) from investments, shared with policyholders, especially from the Schering transaction in 2Q 2006.

Non-Operating Items

2006 to 2005 Three Month Comparison

Non-operating items were down €36 million to a charge of €8 million. This development resulted from lower realized gains/losses (net) from investments, not shared with policyholders, which fell €33 million in large part due to realized gains at RAS from the sale of its remaining interest in Mediobanca in 3Q 2005.

2006 to 2005 Nine Month Comparison

Similar to the development in 3Q, during the first nine months of 2006 we recorded €20 million decline in non-operating income to €133 million, primarily from non-operating restructuring charges in 2Q 2006 within our German life and health businesses.

Net Income

2006 to 2005 Three Month Comparison

Despite an increased income before income taxes and minority interests in earnings, our net income was down 12.7% to €288 million, impacted by income tax expenses which almost doubled from last year. This drove our effective tax rate to 39.4% from 21.3%.

Minority interests in earnings were down 37.7% to €81 million, mainly through lower income after taxes and before minority interests at AGF and RAS. An additional factor in this development was the buy-out of minority shares at our Italian subsidiary RAS.

2006 to 2005 Nine Month Comparison

Net income for the first nine months of 2006 rose by 7.9% to €1,150 million, driven by our strong operating profit development.

Income tax expenses doubled to €549 million, with an effective tax rate of 27.4% (9M 2005: 16.2%). At a relatively constant income after taxes and before minority interests, minority interests in earnings were down €57 million from a year earlier to €301 million primarily as a result of the buy-out at RAS previously mentioned.

The following table sets forth our Life/Health insurance segment’s income statement and statutory expense ratio for the three and nine months ended September 30, 2006 and 2005, respectively.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Statutory premiums1)	9,847	11,164	34,600	35,116
Ceded premiums written	(163)	(211)	(572)	(653)
Change in unearned premiums	(4)	(46)	(90)	(100)

Statutory premiums (net)	9,680	10,907	33,938	34,363
Deposits from SFAS 97 insurance and investment contracts	(5,169)	(6,605)	(19,515)	(20,289)

Premiums earned (net)	4,511	4,302	14,423	14,074
Interest and similar income	3,093	2,832	9,838	8,953
Income from financial assets and liabilities carried at fair value through income (net)	(20)	290	(205)	286
Realized gains/losses (net) from investments, shared with policyholders2)	537	519	2,587	2,163
Fee and commission income	144	152	435	358
Other income	7	—	20	29

Operating revenues	8,272	8,095	27,098	25,863

Claims and insurance benefits incurred (net)	(3,942)	(3,836)	(12,738)	(12,690)
Changes in reserves for insurance and investment contracts (net)	(2,262)	(2,379)	(7,860)	(7,859)
Interest expense	(70)	(98)	(207)	(321)
Loan loss provisions	—	5	1	2
Impairments of investments (net), shared with policyholders	(63)	(45)	(308)	(98)
Investment expenses	(129)	(135)	(497)	(381)
Acquisition and administrative expenses (net)	(1,132)	(964)	(3,327)	(2,822)
Fee and commission expenses	(57)	(87)	(177)	(149)
Operating restructuring charges3)	—	—	(118)	—

Operating expenses	(7,655)	(7,539)	(25,231)	(24,318)

Operating profit	617	556	1,867	1,545

Realized gains/losses (net) from investments, not shared with policyholders2)	—	33	186	180
Amortization of intangible assets	—	(3)	(2)	(10)
Non-operating restructuring charges3)	(8)	(2)	(51)	(17)

Non-operating items	(8)	28	133	153

Income before income taxes and minority interests in earnings	609	584	2,000	1,698

Income taxes	(240)	(124)	(549)	(274)
Minority interests in earnings	(81)	(130)	(301)	(358)

Net income	288	330	1,150	1,066

Statutory expense ratio4) in %	11.7	8.8	9.8	8.2

1)	For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	The total of these items equals realized gains/losses (net) in the segment income statement in Note 3 to the consolidated financial statements.
3)	The total of these items equals restructuring charges in the segment income statement in Note 3 to the consolidated financial statements.
4)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Life/Health Operations by Geographic Region

The following tables set forth our life/health statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region for the three and nine months ended September 30, 2006 and 2005, respectively. Consistent with our general practice, statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio				Operating profit
	€ mn		€ mn		%				€ mn
Three months ended September 30,	2006	2005	2006	2005	2006		2005		2006	2005
Germany Life	2,640	2,595	2,205	2,125	9.9		9.3		208	63
Germany Health2)	776	765	773	762	10.5		8.5		33	42
Italy	1,267	1,980	198	184	10.2		4.4		66	71
France	1,313	1,234	376	247	15.3		16.9		95	242
Switzerland	143	170	76	81	16.9		14.0		14	20
Spain	111	94	72	74	15.6		9.6		24	18

Netherlands	96	91	38	37	36.8		16.4		11	15
Austria	86	80	69	63	14.8		13.4		6	9
Belgium	120	141	64	78	13.4		10.9		35	9
Portugal	19	19	16	15	13.2		23.6		5	2
Luxembourg	14	9	7	5	12.3		16.3		—	2
Greece	21	20	14	13	25.6		24.7		1	4

Western and Southern Europe	356	360	208	211	20.7		14.3		58	41

Hungary	24	22	18	19	23.9		28.5		3	3
Slovakia	43	37	33	34	11.6		21.7		1	3
Czech Republic	17	16	13	12	8.6		19.3		3	1
Poland	76	31	29	14	26.8		27.7		2	1
Romania	5	5	3	1	38.6		36.0		—	—
Bulgaria	6	4	5	4	15.4		13.6		1	1
Croatia	11	9	9	8	16.8		22.9		1	—
Russia	2	—	2	—	14.1		— [5]	)	—	—

New Europe	184	124	112	92	20.5		24.4		11	9

Other Europe	540	484	320	303	20.6		16.9		69	50

United States	2,144	2,853	95	127	7.6		5.7		91	77

Asia-Pacific, thereof:	835	904	301	280	11.3		8.2		19	12
South Korea	467	359	243	245	13.1		16.9		17	14
Taiwan	296	500	24	13	6.2		0.3		2	2
Malaysia	26	21	21	18	12.8		11.2		2	(1)
Indonesia	21	15	9	7	30.4		27.0		—	—
Other	25	9	4	(3)	19.4		56.2		(2)	(3)

South America	28	28	8	9	21.3		24.7		(1)	5

Other3)	96	113	88	108	— [5]	)	— [5]	)	24	(46)

Subtotal	9,893	11,220	4,512	4,300	—		—		642	554

Consolidation adjustments4)	(46)	(56)	(1)	2	—		—		(25)	2

Total	9,847	11,164	4,511	4,302	11.7		8.8		617	556

1)	Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Loss ratios were 67.4% and 67.0% for the three months ended September 30, 2006 and 2005, respectively.
3)	Contains, among others, the life/health business assumed by Allianz SE, which was previously reported under PC Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.
4)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
5)	Presentation not meaningful.

	Statutory premiums 1)		Premiums earned (net)		Statutory expense ratio				Operating profit
	€ mn		€ mn		%				€ mn
Nine months ended September 30,	2006	2005	2006	2005	2006		2005		2006	2005
Germany Life	8,844	8,260	7,103	6,867	9.4		7.6		454	232
Germany Health2)	2,317	2,282	2,315	2,280	8.4		9.0		132	117
Italy	5,898	6,908	720	673	7.2		5.0		269	254
France	4,247	3,821	1,174	1,045	14.8		15.4		370	478
Switzerland	840	862	365	370	9.0		9.4		41	38
Spain	427	379	294	317	10.7		7.7		65	51

Netherlands	324	288	111	109	19.5		15.4		33	29
Austria	270	249	201	192	13.3		10.2		28	25
Belgium	415	437	209	233	11.3		12.0		67	41
Portugal	64	56	49	45	14.6		22.3		17	10
Luxembourg	35	25	22	17	14.1		21.1		3	4
Greece	71	66	45	40	23.9		23.7		3	4

Western and Southern Europe	1,179	1,121	637	636	14.9		13.8		151	113

Hungary	68	66	55	54	25.9		26.6		11	11
Slovakia	131	108	100	98	16.8		20.7		15	7
Czech Republic	55	46	40	36	17.0		20.9		7	4
Poland	307	71	69	39	14.7		33.7		5	3
Romania	20	12	9	4	39.0		33.6		—	—
Bulgaria	17	12	15	12	15.7		11.7		2	2
Croatia	31	29	25	23	21.9		23.6		2	1
Russia	6	—	6	—	16.4		— [5]	)	—	—

New Europe	635	344	319	266	17.6		24.9		42	28

Other Europe	1,814	1,465	956	902	15.9		16.4		193	141

United States	7,120	8,614	263	385	6.9		4.4		244	203

Asia-Pacific, thereof:	2,807	2,216	910	864	10.3		12.3		70	26
South Korea	1,561	1,058	746	731	13.2		20.5		55	20
Taiwan	1,040	1,019	65	54	3.6		2.0		11	8
Malaysia	76	73	62	51	18.3		15.5		6	—
Indonesia	55	48	25	22	31.3		23.7		1	1
Other	75	18	12	6	18.6		97.7		(3)	(3)

South America	116	93	33	24	16.0		18.8		(2)	4

Other3)	338	384	291	345	— [5]	)	— [5]	)	123	4

Subtotal	34,768	35,284	14,424	14,072	—		—		1,959	1,548

Consolidation adjustments4)	(168)	(168)	(1)	2	—		—		(92)	(3)

Total	34,600	35,116	14,423	14,074	9.8		8.2		1,867	1,545

1)	Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Loss ratios were 68.9% and 70.1% for the nine months ended September 30, 2006 and 2005, respectively.
3)	Contains, among others, the life/health business assumed by Allianz SE, which was previously reported under PC Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.
4)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
5)	Presentation not meaningful.

Banking Operations

On track to achieve ambitious full year targets.

•	Operating revenues stable.

•	Sustainable operating profit improvement continued.

•	Significantly improved cost-income ratio.

Earnings Summary

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 96.1% of our total Banking segment’s operating revenues for the first nine months of 2006 (9M 2005: 95.8%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

Operating Revenues

2006 to 2005 Three Month Comparison

Operating revenues, at €1,521 million in 3Q 2006, were on a par with a year earlier despite lower trading income in a challenging market environment. Overall, significantly higher net interest income made up for decreased trading income (net), while net fee and commission income was flat.

Net interest income amounted to €695 million, up 35.2% from a year ago. Excluding the impact of accounting for derivative financial instruments which do not qualify for hedge accounting, net interest income increased 5.2%. In our operating divisions, Private & Business Clients (or “PBC”) and Corporate & Investment Banking (or “CIB”), net interest income was relatively stable. In PBC, our favorably developing deposit business more than compensated for lower net interest income from our loan business.

At €631 million, net fee and commission income was rather unchanged. Our operating divisions developed favorably with PBC experiencing increased income from closed-end funds, compensating for lower income from the securities business, and CIB generating higher fee income from its investment banking activities.

Trading income (net) was down 48.5% to €188 million primarily in our derivative business due to low activities stemming from an uncertain market environment and unfavorable conditions in July and August. In September, trading income (net) recovered.

2006 to 2005 Nine Month Comparison

Operating revenues increased considerably by 14.6% to €5,114 million. This strong growth resulted from positive developments in all revenue categories and both operating divisions.

Operating Profit

2006 to 2005 Three Month Comparison

Operating profit grew to €311 million, up 38.2% from a year earlier. While slightly increased revenues also helped in this development, decreases of both bonus-related and non-bonus-related personnel expenses were the key drivers.

Operating expenses declined 11.0% to €1,259 million, of which administrative expenses amounted to €1,237 million, down 10.9%. Administrative expenses declined due to a reduction in revenue-linked bonuses and related social security expenses, reflecting the revenue development in our CIB division. Additionally, administrative expenses benefited from further efficiency gains, resulting from, among other factors, a reduction in headcount after the closure of our Institutional Restructuring Unit (or “IRU”). As a result of the stable development of our operating revenues and declining operating expenses, our cost-income ratio improved significantly by 10.9 percentage points to 82.8%.

Loan loss provisions experienced a net release of €49 million. Adequate reserving for current risks with gross additions of €103 million was in line with the improved quality of our loan portfolio following the successful completion of the wind-down of our IRU portfolio in 2005. Gross additions were more than offset by recoveries from loans previously written off and releases of provisions of, in aggregate, €152 million.

2006 to 2005 Nine Month Comparison

Operating profit increased significantly to €1,159 million, up 81.4%. This strong development was largely attributable to the dynamic growth in operating revenues, whereas operating expenses were only 3.2% higher. We successfully drove down our cost-income ratio by 8.8 percentage points to 78.8%. Loan loss provisions resulted in a net release of €77 million, compared to an €84 million net release in the prior year period. Similar to a year ago, high recoveries of loans and releases of provisions were key factors in this development. At September 30, 2006, our coverage ratio was 59.8%, up 1.0 percentage point from September 30, 2005.

Operating Profit – Dresdner Bank

in € mn

Non-Operating Items

2006 to 2005 Three Month Comparison

In aggregate, net expenses from non-operating items were €8 million, down €21 million from a year ago. Realized gains/losses (net) of €73 million were, in large part, connected to the sale of a subsidiary. Restructuring charges amounted to €33 million (3Q 2005: €5 million) and impairments of investments (net) to €(48) million (3Q 2005: €(24) million). Restructuring charges reflected the initial impact from our “Neue Dresdner Plus program”.

2006 to 2005 Nine Month Comparison

The significant decline in income from non-operating items by 38.0% was mainly attributable to reduced realized gains/losses (net). In addition, higher restructuring charges were incurred, resulting primarily from the “Neue Dresdner Plus program”.

Net Income

2006 to 2005 Three Month Comparison

Net income more-than-doubled to €230 million. This development reflected, in particular, our strong operating profit growth. Conversely, income tax expenses decreased from €64 million to €56 million, reflecting an effective tax rate of 18.5% (3Q 2005: 32.6%). Income taxes benefited from tax-exempt realized gains in 3Q 2006.

2006 to 2005 Nine Month Comparison

Net income increased 16.8% to €1,086 million. Driven by strong operating profit growth, income tax expenses rose by €118 million to €406 million. Our effective income tax rate was 26.1%, compared to 22.5% a year earlier. In 1Q 2005 and 2006, similar significant tax-exempt gains from the sale of Munich Re shares were realized, which had a larger impact on the 9M 2005 effective tax rate due to a lower income before income taxes and minority interests in earnings compared to that for the first nine months of 2006.

The following table sets forth the income statements and cost-income ratios for both our Banking segment as a whole and Dresdner Bank for the three and nine months ended September 30, 2006 and 2005, respectively.

	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank
	€mn	€mn	€mn	€mn	€mn	€mn	€mn	€mn
Net interest income2)	709	695	529	514	1,962	1,904	1,633	1,580
Net fee and commission income3)	668	631	676	640	2,228	2,104	2,073	1,964
Trading income (net)4)	285	188	382	365	1,080	1,053	964	928
Income from financial assets and liabilities designated at fair value through income (net)4)	6	6	(7)	(7)	27	27	(11)	(11)
Other income	—	1	(2)	(2)	25	26	2	2

Operating revenues5)	1,668	1,521	1,578	1,510	5,322	5,114	4,661	4,463

Administrative expenses	(1,294)	(1,237)	(1,430)	(1,388)	(4,158)	(4,004)	(4,005)	(3,854)
Investment expenses	(19)	(21)	(8)	(9)	(35)	(40)	(23)	(28)
Other expenses	(1)	(1)	(18)	(18)	12	12	(26)	(26)

Operating expenses	(1,314)	(1,259)	(1,456)	(1,415)	(4,181)	(4,032)	(4,054)	(3,908)

Loan loss provisions	52	49	130	130	78	77	89	84

Operating profit	406	311	252	225	1,219	1,159	696	639

Realized gains/losses (net)	71	73	—	—	517	517	729	729
Impairments of investments (net)	(48)	(48)	(25)	(24)	(80)	(80)	(82)	(80)
Amortization of intangible assets	1	—	(1)	—	—	—	(1)	—
Restructuring charges	(32)	(33)	(5)	(5)	(41)	(41)	(10)	(10)

Non-operating items	(8)	(8)	(31)	(29)	396	396	636	639

Income before income taxes and minority interests in earnings	398	303	221	196	1,615	1,555	1,332	1,278

Income taxes	(96)	(56)	(72)	(64)	(430)	(406)	(301)	(288)
Minority interests in earnings	(19)	(17)	(26)	(19)	(74)	(63)	(77)	(60)

Net income	283	230	123	113	1,111	1,086	954	930

Cost-income ratio6) in %	78.8	82.8	92.3	93.7	78.6	78.8	87.0	87.6

1)	Consists of Dresdner Bank and non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €(81) mn and €– mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz SE shares in 3Q and 9M 2006, respectively.
2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expense.
4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement in Note 3 to the consolidated financial statements.
5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

Banking Operations by Division

The following tables set forth our banking operating revenues, operating profit and cost-income ratio by division for the three and nine months ended September 30, 2006 and 2005, respectively. Consistent with our general practice, operating revenues, operating profit and cost-income ratio by division are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

Three months ended September 30,	2006				2005
	Operating revenues	Operating profit	Cost-income ratio		Operating revenues	Operating profit	Cost-income ratio
	€ mn	€ mn	%		€ mn	€ mn	%
Private & Business Clients1)	754	145	78.0		744	109	82.7
Corporate & Investment Banking1)	748	134	83.0		851	171	84.3
Corporate Other2)	19	32	— [3]	)	(85)	(55)	— [3]	)

Dresdner Bank	1,521	311	82.8		1,510	225	93.7

Other Banks4)	147	95	83.3[5]	)	68	27	60.3

Total	1,668	406	78.8		1,578	252	92.3

Nine months ended September 30,	2006				2005
	Operating revenues	Operating profit	Cost-income ratio		Operating revenues	Operating profit	Cost-income ratio
	€ mn	€ mn	%		€ mn	€ mn	%
Private & Business Clients1)	2,420	573	74.3		2,273	398	78.2
Corporate & Investment Banking1)	2,694	617	78.3		2,160	368	83.2
Corporate Other2)	—	(31)	— [3]	)	30	(127)	— [3]	)

Dresdner Bank	5,114	1,159	78.8		4,463	639	87.6

Other Banks4)	208	60	71.6[5]	)	198	57	73.7

Total	5,322	1,219	78.6		4,661	696	87.0

1)	Our reporting by divisions reflects the organizational changes within Dresdner Bank in 2006 resulting in two operating divisions. Private & Business Clients combines all banking activities for private and corporate customers formerly provided by the Personal Banking and Private & Business Banking divisions. Furthermore, Corporate & Investment Banking combines the former Corporate Banking and Dresdner Kleinwort Wasserstein divisions. Following a decision taken in June 2006, we will integrate our business activities with medium-sized business clients into that with private and corporate customers. In the table above, our medium-sized business clients are still included in Corporate & Investment Banking. The final new business model with two new organizational units Private & Corporate Clients and Investment Banking is not reflected in the table above.
2)	The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting for derivative financial instruments which do not qualify for hedge accounting, provisioning requirements for country and general risks, as well as realized gains and losses from Dresdner Bank’s non-strategic investment portfolio. For the three and nine months ended September 30, 2006, the impact from the accounting for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to €(35) mn and €(49) mn, respectively (2005: €(154) mn and €(81) mn, respectively). With effect from 1Q 2006, the majority of expenses for support functions and central projects previously included within Corporate Other have been allocated to the operating divisions. Additionally, the non-strategic Institutional Restructuring Unit (or “IRU”) was closed down effective September 30, 2005 having successfully completed its mandate to free-up risk capital through the reduction of risk-weighted assets. Furthermore, effective in 1Q 2006, and as a result of Dresdner Bank restructuring its divisions, the IRU’s 2005 results of operations were reclassified into Corporate Other. Prior year balances have been adjusted to reflect these reclassifications and allow for comparability across periods.
3)	Presentation not meaningful.
4)	Consists of non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €(81) mn and €– mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz SE shares in 3Q and 9M 2006, respectively.
5)	Excludes the impact from the elimination of trading income (net) at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz SE shares.

Asset Management Operations

Strong operating profitability maintained.

•	Net inflows, at €25 billion in the first nine months of 2006, strengthened again.

•	Strong operating profit in 3Q 2006, as in the prior year.

•	Cost-income ratio remains at a very competitive level.

Third-Party Assets Under Management

Overall, in the first nine months of 2006, we were faced with a volatile and challenging market environment. Whereas in the first and third quarter, equity capital markets developed favorably worldwide, the second quarter showed substantial declines in market values. In the fixed income capital markets, substantial decreases in market values occurred throughout the first half of the year, following the increases in market interest rates, only recovering during the last quarter. Additionally, net flows in the fixed income mutual fund market in the United States and Germany turned negative during 2Q 2006, a development which persisted in Germany during the third quarter.

Despite this challenging market environment, net inflows to third-party assets strengthened again in 3Q 2006, reaching €25 billion in the first nine months of the year. Both fixed income and equity products contributed to the positive development, which bolstered our strong position as one of the largest asset managers, based on total assets under management.1)

A key success factor continued to be our competitive investment performance. The overwhelming majority of the third-party assets we manage again outperformed their respective benchmarks. Market-related appreciation was €25 billion. Net inflows and positive market effects were partly offset by negative effects of €38 billion from exchange rate movements, resulting primarily from a weaker U.S. Dollar versus the Euro. As a consequence, on a Euro-basis, our third-party assets increased by a net €12 billion to €755 billion at September 30, 2006, compared to €743 billion at December 31, 2005.

Our major achievements in the first nine months of 2006 included the following:

United States

•	Allianz/PIMCO Funds were named “Best Mutual Fund Family of 2005” in the annual Lipper/Barron’s Fund Families Survey.

•	Particularly strong net inflows of approximately €5 billion at our equity fund manager NFJ Investment Group.

•	PIMCO Commodity Real Return Funds began trading on June 29, 2006 and already successfully raised USD 425 million in assets.

•	PIMCO was named “Investor of the Year 2005” by Securitization News.

Germany

•	Allianz Global Investors Germany in market-leading positions concerning net inflows in special funds (as of June 2006) and in equity mutual funds (as of September 2006).2)

•	Deutscher Investment Trust (or “dit”) ranked first in the “Most Improved Group” of Standard & Poor’s German Fund Awards 2006.

•	dit was awarded five stars by German financial magazine “Capital”, the highest possible score.

We operate our third-party asset management business primarily through Allianz Global Investors (or “AGI”). At September 30, 2006, AGI managed approximately 94.7% (December 31, 2005: 95.2%) of our third-party assets. The remaining assets are managed by Dresdner Bank (approximately 2.8% and 2.3% at September 30, 2006 and December 31, 2005, respectively) and other Allianz Group companies (approximately 2.5% both at September 30, 2006 and December 31, 2005).

1)	Source: Own internal analysis and estimates.
2)	Source: Bundesverband Investment and Asset Management (or “BVI”), an association representing the German investment fund industry.

The following graphs present the third-party assets managed by the Allianz Group by geographic region, investment category and investor class at September 30, 2006 and December 31, 2005, respectively.

Third-party Assets Under Management – Fair Values by Geographic Region1)

in € bn

1)	Based on the origination of the assets.
2)	Consists of third-party assets managed by Dresdner Bank (approximately €21 bn and €17 bn at September 30, 2006 and December 31, 2005, respectively) and by other Allianz Group companies (approximately €19 bn both at September 30, 2006 and December 31, 2005).

Third-party Assets Under Management – Fair Values by Investment Category

in € bn

1)	Includes primarily investments in real estate.

Third-party Assets Under Management – Fair Values by Investor Class

in € bn

Earnings Summary

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 98.3% and 99.3% of our total Asset Management segment’s operating revenues and operating profit, respectively, in 3Q 2006 (3Q 2005: 98.2% and 98.0%). Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Operating Revenues

2006 to 2005 Three Month Comparison

Operating revenues increased 2.4% from a year ago to €714 million in 3Q 2006, of which net fee and commission income amounted to €689 million, up 3.0%. Higher asset-based management fees, primarily reflecting our third-party asset growth, was the key factor in this development. Partially offsetting were negative foreign currency effects from the depreciation of the U.S. Dollar compared to the Euro. Internal operating revenue growth was 6.4%.

2006 to 2005 Nine Month Comparison

At €2,166 million for the first nine months of 2006, operating revenues showed a solid rise of 14.8% from a year earlier. In addition to our increased third-party asset base previously mentioned, this growth reflected higher management fees, in particular from our further strengthened equity business. Internal growth of operating revenues at 14.3% was slightly less, mainly attributable to the appreciation of the U.S. Dollar compared to the Euro in the nine month comparison.

The following table sets forth the composition of AGI’s net fee and commission income.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Fee and commission income, thereof:	984	952	3,013	2,612
Management fees	818	775	2,469	2,130
Loading and exit fees	75	87	253	244
Performance fees	5	21	30	42
Other	86	69	261	196
Fee and commission expenses, thereof:	(295)	(283)	(919)	(781)
Commissions	(214)	(211)	(663)	(588)
Other	(81)	(72)	(256)	(193)

Net fee and commission income	689	669	2,094	1,831

Operating Profit

2006 to 2005 Three Month Comparison

We generated operating profit of €292 million, a slight decline by 0.7% compared to the prior year period. Excluding effects related to foreign currency translation and changes in scope of consolidation, operating profit would have improved by 1.8%. Our operations in the United States contributed most, with operating profit reaching €237 million, up 8.0%, despite the challenging market environment in 3Q 2006.

Operating expenses increased 4.7% to €422 million, comprising personnel related expenses of €278 million and non-personnel related expenses of €144 million. This development was in line with our business expansion and higher headcount. Additionally, key strategic future growth investments in Germany, Europe and Asia contributed to increased operating expenses. Consequently our cost-income ratio reached 59.1%, 1.3 percentage points higher than a year ago.

2006 to 2005 Nine Month Comparison

Our operating profit rose by €115 million to €887 million. Internal growth was €113 million or 14.8%. Operating expenses increased 14.8% to €1,279 million. Thereof, personnel-related expenses amounted to €829 million, up 17.1%, and non-personnel-related expenses amounted to €450 million, up 10.8%. In addition to the developments previously mentioned in the three month comparison, personnel-related expenses increased due to higher performance-linked compensation primarily in the United States, in line with the positive business development and higher headcount. At 59.0%, our cost-income ratio remained stable and at a very competitive level.

Operating Profit – Allianz Global Investors

in € mn

Non-Operating Items

2006 to 2005 Three Month Comparison

Acquisition-related expenses dropped from €214 million in the prior year period to €134 million in 3Q 2006, a decline of 37.4%. This development was mainly driven by a lower number of outstanding PIMCO LLC Class B Units (or “Class B Units”). As of September 30, 2006, the Allianz Group had acquired 21,762 of the 150,000 units originally outstanding.

Going forward, we expect acquisition-related expenses to be mainly driven by our operating profit development.

2006 to 2005 Nine Month Comparison

Acquisition-related expenses and amortization of intangible assets, in aggregate, decreased 27.2% to €404 million. In addition to the lower number of outstanding Class B Units just mentioned, the expiration of amortization charges relating to capitalized loyalty bonuses for PIMCO management in 2Q 2005 also contributed to this development.

Net Income

2006 to 2005 Three Month Comparison

At €82 million, net income more than doubled from €38 million a year ago. Excluding effects from foreign currency translation, net income would have improved by €47 million. Income tax expenses reached €67 million (3Q 2005: €32 million), mainly driven by significantly increased taxable income in the United States.

2006 to 2005 Nine Month Comparison

Net income grew dynamically by 83.7% to €259 million, including positive effects from exchange rate movements of €2 million. Income tax expenses were up to €193 million from €49 million a year ago, mainly resulting from the significantly increased taxable income in the United States previously mentioned and a one-off deferred tax credit of €37 million in the United States related to tax deductible goodwill amortization in 2Q 2005.

The following table sets forth the income statements and cost-income ratios for both our Asset Management segment as a whole and AGI for the three and nine months ended September 30, 2006 and 2005, respectively.

	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income1)	699	689	679	669	2,128	2,094	1,859	1,831
Net interest income2)	19	17	12	13	49	46	29	36
Income from financial assets and liabilities carried at fair value through income (net)	5	5	16	13	17	17	21	11
Other income	3	3	3	2	9	9	9	8

Operating revenues3)	726	714	710	697	2,203	2,166	1,918	1,886

Administrative expenses, excluding acquisition-related expenses4)	(432)	(422)	(410)	(403)	(1,308)	(1,279)	(1,135)	(1,114)

Operating expenses	(432)	(422)	(410)	(403)	(1,308)	(1,279)	(1,135)	(1,114)

Operating profit	294	292	300	294	895	887	783	772

Realized gains/losses (net)	1	1	1	2	2	1	6	5
Impairments of investments (net)	1	—	—	—	—	—	—	—
Acquisition-related expenses, thereof:4)
Deferred purchases of interests in PIMCO	(131)	(131)	(213)	(213)	(397)	(397)	(519)	(519)
Other acquisition-related expenses5)	(3)	(3)	—	(1)	(7)	(7)	(10)	(11)

Subtotal	(134)	(134)	(213)	(214)	(404)	(404)	(529)	(530)

Amortization of intangible assets6)	(1)	—	—	—	(1)	—	(25)	(25)
Restructuring charges	—	—	—	—	—	—	(1)	—

Non-operating items	(133)	(133)	(212)	(212)	(403)	(403)	(549)	(550)

Income before income taxes and minority interests in earnings	161	159	88	82	492	484	234	222

Income taxes	(67)	(67)	(33)	(32)	(194)	(193)	(49)	(49)
Minority interests in earnings	(10)	(10)	(13)	(12)	(34)	(32)	(36)	(32)

Net income	84	82	42	38	264	259	149	141

Cost-income ratio7) in %	59.5	59.1	57.7	57.8	59.4	59.0	59.2	59.1

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement in Note 3 to the consolidated financial statements.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate. These retention payments largely expired in 2005.
6)	Consists of amortization charges relating to capitalized bonuses for PIMCO management. These amortization charges expired in 2005. Until December 31, 2005, these amortization charges were classified as acquisition-related expenses. Prior year balances have been reclassified to allow for comparability across periods.
7)	Represents operating expenses divided by operating revenues.

Outlook

We expect operating profit to exceed €9.5 billion in 2006

Due to the strong business performance in the third quarter and the first nine months of this year, we are now confident of achieving an operating profit of greater than €9.5 billion in 2006. We further expect that our net income will grow above €6 billion, after restructuring charges of up to €350 million in the fourth quarter of this year at Dresdner Bank for its “Neue Dresdner Plus program”. However, as always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated below in the cautionary note regarding forward looking statements, may severely impact our profitability.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements.

Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the euro/US dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

Operating Profit Methodology and Reconciliation of Total Revenue Growth

The previous analysis is based on our consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our Property-Casualty, Life/Health, Banking, Asset Management and Corporate segments using a financial performance measure we refer to herein as “operating profit”. We define our segment operating profit as income before income taxes and minority interests in earnings, excluding, as applicable for each respective segment, all or some of the following items: income from financial assets and liabilities held for trading (net), realized gains/losses (net), impairments of investments (net), amortization of intangible assets, acquisition-related expenses and restructuring charges.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of operating results enhances the understanding and comparability of the performance of our segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized gains/losses or impairments of investments, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for income before income taxes and minority interests in earnings or net income as determined in accordance with International Financial Reporting Standards (or “IFRS”). Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 3 to our consolidated financial statements.

In the previous analysis, we analyze the Allianz Group’s consolidated results of operations for the three months ended September 30, 2006 as compared to the three months ended September 30, 2005, as well as for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005, using operating profit and net income as the relevant performance measures, as permitted under IFRS.

We further believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation, is also provided. The following tables set forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

Composition of Total Revenue1) Growth for the Three Months Ended September 30, 2006

Segment2)	Nominal growth	Changes in scope of consolidation	Foreign currency translation	Internal growth
	%	%	%	%
Property-Casualty	0.4	(0.2)	(1.2)	1.8
Life/Health	(11.8)	—	(0.9)	(10.9)
Banking	5.7	—	(0.2)	5.9
thereof: Dresdner Bank	0.7	—	(0.2)	0.9
Asset Management	2.3	(0.6)	(3.4)	6.3
thereof: Allianz Global Investors	2.4	(0.6)	(3.4)	6.4

Allianz Group	(5.1)	—	(1.1)	(4.0)

Composition of Total Revenue1) Growth for the Nine Months Ended September 30, 2006

Segment2)	Nominal growth	Changes in scope of consolidation	Foreign currency translation	Internal growth
	%	%	%	%
Property-Casualty	0.4	(0.2)	0.1	0.5
Life/Health	(1.5)	—	0.8	(2.3)
Banking	14.2	—	0.1	14.1
thereof: Dresdner Bank	14.6	—	0.1	14.5
Asset Management	14.9	(0.6)	1.2	14.3
thereof: Allianz Global Investors	14.8	(0.7)	1.2	14.3

Allianz Group	0.7	—	0.4	0.3

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.
2)	Before the elimination of transactions between Allianz Group companies in different segments.

Consolidated Financial Statements

Contents

34	Consolidated Balance Sheets
35	Consolidated Income Statements
36	Consolidated Statements of Changes in Equity
37	Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

38	1	Basis of presentation
38	2	Changes in the presentation of the consolidated financial statements
42	3	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

54	4	Financial assets carried at fair value through income
54	5	Investments
55	6	Loans and advances to banks and customers
55	7	Reinsurance assets
55	8	Deferred acquisition costs
56	9	Other assets
56	10	Intangible assets
56	11	Financial liabilities carried at fair value through income
57	12	Liabilities to banks and customers
57	13	Reserves for loss and loss adjustment expenses
58	14	Reserves for insurance and investment contracts
58	15	Other liabilities
59	16	Certificated liabilities
59	17	Participation certificates and subordinated liabilities
59	18	Equity

Supplementary Information to the Consolidated Income Statements

60	19	Premiums earned (net)
62	20	Interest and similar income
62	21	Income from financial assets and liabilities carried at fair value through income (net)
64	22	Realized gains/losses (net)
65	23	Fee and commission income
67	24	Other income
67	25	Income from industrial holdings
67	26	Claims and insurance benefits incurred (net)
68	27	Changes in reserves for insurance and investment contracts (net)
69	28	Interest expense
69	29	Loan loss provisions
70	30	Impairments of investments (net)
70	31	Investment expenses
71	32	Acquisition and administrative expenses (net)
75	33	Fee and commission expenses
75	34	Other expenses
75	35	Expenses from industrial holdings
75	36	Income taxes
76	37	Earnings per share

Other Information

77	38	Supplemental information on the Banking Segment
78	39	Supplemental information on the consolidated statements of cash flows
78	40	Other information
79	41	Subsequent events

Consolidated Balance Sheets

As of September 30, 2006 and as of December 31, 2005

ASSETS	Note	As of September 30, 2006	As of December 31, 2005
		€ mn	€ mn
Cash and cash equivalents		31,632	31,647
Financial assets carried at fair value through income	4	162,967	180,346
Investments	5	293,676	285,015
Loans and advances to banks and customers	6	415,055	336,808
Financial assets for unit linked contracts		59,091	54,661
Reinsurance assets	7	20,121	22,120
Deferred acquisition costs	8	18,195	17,437
Deferred tax assets		4,643	5,299
Other assets	9	40,505	42,293
Intangible assets	10	13,063	12,958

Total assets		1,058,948	988,584

LIABILITIES AND EQUITY	Note	As of September 30, 2006	As of December 31, 2005
		€ mn	€ mn
Financial liabilities carried at fair value through income	11	83,302	86,842
Liabilities to banks and customers	12	372,134	310,316
Unearned premiums		14,881	13,303
Reserves for loss and loss adjustment expenses	13	66,278	67,005
Reserves for insurance and investment contracts	14	286,184	278,829
Financial liabilities for unit linked contracts		59,091	54,661
Deferred tax liabilities		4,822	5,324
Other liabilities	15	47,792	51,315
Certificated liabilities	16	55,057	59,203
Participation certificates and subordinated liabilities	17	16,859	14,684

Total liabilities		1,006,400	941,482

Shareholders’ equity	18	44,934	39,487
Minority interests	18	7,614	7,615

Total equity		52,548	47,102

Total liabilities and equity		1,058,948	988,584

Consolidated Income Statements

For the three months and nine months ended September 30, 2006 and 2005

		Three months ended September 30,		Nine months ended September 30,
	Note	2006	2005	2006	2005
		€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	19	14,187	13,994	42,798	42,292
Interest and similar income	20	5,765	5,395	18,007	16,842
Income from financial assets and liabilities carried at fair value through income (net)	21	210	602	773	1,082
Realized gains/losses (net)	22	1,128	837	5,360	3,898
Fee and commission income	23	2,072	2,059	6,486	5,874
Other income	24	2	12	58	60
Income from industrial holdings	25	436	157	764	440

Total income		23,800	23,056	74,246	70,488

Claims and insurance benefits incurred (net)	26	(10,150)	(10,910)	(31,218)	(31,948)
Change in reserves for insurance and investment contracts (net)	27	(2,438)	(2,492)	(8,508)	(8,331)
Interest expense	28	(1,432)	(1,420)	(4,281)	(4,700)
Loan loss provisions	29	52	132	76	88
Impairments of investments (net)	30	(186)	(58)	(548)	(238)
Investment expenses	31	(212)	(275)	(694)	(793)
Acquisition and administrative expenses (net)	32	(5,689)	(5,626)	(17,281)	(16,323)
Fee and commission expenses	33	(570)	(585)	(1,755)	(1,620)
Amortization of intangible assets		(3)	(7)	(13)	(48)
Restructuring charges		(50)	(2)	(576)	(85)
Other expenses	34	(2)	(18)	9	(32)
Expenses from industrial holdings	35	(447)	(149)	(761)	(423)

Total expenses		(21,127)	(21,410)	(65,550)	(64,453)

Income before income taxes and minority interests in earnings		2,673	1,646	8,696	6,035
Income taxes	36	(797)	(517)	(2,053)	(1,507)
Minority interests in earnings		(285)	(335)	(994)	(1,020)

Net income		1,591	794	5,649	3,508

		€	€	€	€
Basic earnings per share	37	3.93	2.03	13.94	9.11
Diluted earnings per share	37	3.88	2.02	13.69	9.06

Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2006 and 2005

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2004	19,433	5,893	(2,634)	7,303	29,995	7,696	37,691
Foreign currency translation adjustments	—	—	1,428	44	1,472	34	1,506
Changes in the consolidated subsidiaries of the Allianz Group	—	(195)	2	(13)	(206)	106	(100)
Capital paid in	2,064	—	—	—	2,064	—	2,064
Treasury shares	—	1,640	—	—	1,640	—	1,640
Unrealized gains and losses (net)	—	—	—	2,191	2,191	466	2,657
Net income	—	3,508	—	—	3,508	1,020	4,528
Dividends paid	—	(674)	—	—	(674)	(594)	(1,268)
Miscellaneous	—	(172)	—	—	(172)	42	(130)

Balance as of September 30, 2005	21,497	10,000	(1,204)	9,525	39,818	8,770	48,588

Balance as of December 31, 2005	21,616	8,579	(1,032)	10,324	39,487	7,615	47,102
Foreign currency translation adjustments	—	—	(797)	(5)	(802)	(207)	(1,009)
Changes in the consolidated subsidiaries of the Allianz Group	—	48	(3)	(9)	36	81	117
Treasury shares	—	1,266	—	—	1,266	—	1,266
Unrealized gains and losses (net)	—	—	—	88	88	(203)	(115)
Net income	—	5,649	—	—	5,649	994	6,643
Dividends paid	—	(811)	—	—	(811)	(636)	(1,447)
Miscellaneous	—	21	—	—	21	(30)	(9)

Balance as of September 30, 2006	21,616	14,752	(1,832)	10,398	44,934	7,614	52,548

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2006 and 2005

Nine months ended September 30,	2006	2005
	€ mn	€ mn
Operating activities
Net income	5,649	3,508
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in earnings	994	1,020
Share of earnings from investments in associates and joint ventures	(180)	(213)
Realized gains/losses (net) and impairments of investments (net)	(4,817)	(4,542)
Depreciation and amortization	429	532
Loan loss provisions	(76)	(88)
Net change in:
Financial assets and liabilities held for trading	17,149	8,805
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(59,897)	46,107
Repurchase agreements and collateral received for securities lending transactions	57,398	(32,810)
Reinsurance assets	213	(1,187)
Deferred acquisition costs	(994)	(1,457)
Unearned premiums	1,789	2,000
Reserves for loss and loss adjustment expenses	304	4,015
Reserves for insurance and investment contracts	5,655	4,968
Deferred tax assets and liabilities	330	(74)
Other (net)	(1,775)	1,989

Net cash flow provided by operating activities	22,171	32,573

Investing activities
Net change in:
Financial assets designated at fair value through income	(4,116)	(4,978)
Available-for-sale investments	(11,848)	(14,031)
Held-to-maturity investments	50	200
Investments in associates and joint ventures	130	3,535
Assets held for sale	2,193	(773)
Real estate held for investment	617	(53)
Loans and advances to banks and customers	(18,094)	(11,287)
Acquisition of subsidiary, net of cash acquired	31	—
Other (net)	(710)	(853)

Net cash flow used in investing activities	(31,747)	(28,240)

Financing activities
Net change in:
Liabilities to banks and customers	3,807	(8,059)
Aggregate policy reserves for universal-life type insurance and investment contracts	6,427	8,615
Participation certificates and subordinated liabilities	2,187	1,311
Certificated liabilities	(2,779)	795
Capital paid in	—	2,064
Dividends paid	(1,447)	(1,268)
Other (net)	1,422	612

Net cash flow provided by financing activities	9,617	4,070

Effect of exchange rate changes on cash and cash equivalents	(56)	62

Change in cash and cash equivalents	(15)	8,465
Cash and cash equivalents at beginning of period	31,647	15,628

Cash and cash equivalents at end of period	31,632	24,093

Notes to the Consolidated Financial Statements

1 Basis of presentation

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as adopted under European Union regulations in accordance with clause 315a of the German Commercial Code (“HGB”). Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards continue to be cited as International Accounting Standards. For years through 2004, IFRS did not provide specific guidance concerning the reporting of insurance and reinsurance contracts. Therefore, as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America have been applied. The financial statements are presented in million Euros (€ mn).

2 Changes in the presentation of the consolidated financial statements

The Allianz Group comprehensively reviewed its financial reporting methodology to improve the transparency of its financial results and ensure consistency with its peers. As a result of this review, the Allianz Group implemented numerous revisions to its financial reporting that were effective on January 1, 2006 with the exception of the reclassification of income from industrial holdings and expenses from industrial holdings that have been implemented during the third quarter of 2006. The Allianz Group’s financial reporting reflects reclassifications in the consolidated balance sheet and consolidated income statement, changes to segment reporting, changes to operating profit methodology and changes to the cash flow statement that reflects the continuous review of our evolving business.

Reclassifications

A significant portion of these revisions to financial reporting resulted from the implementation of changes to the presentation of certain financial information of the Allianz Group’s consolidated balance sheet and consolidated income statement. These revisions were implemented to improve transparency and result in the following:

-	The line items in the consolidated income statement include aggregations of items which are similarly aggregated as the line items utilized for determining operating profit.

-	The line items in the consolidated income statement include aggregations of items that allow the Allianz Group’s key performance indicators to be directly derived from the Allianz Group’s external financial results.

-	The line items in the consolidated income statement include aggregations of items which are based more on the nature rather than the function.

-	The line items in the consolidated balance sheet include aggregations of items which are consistently presented within the line items in the consolidated income statement.

-	The line items in the consolidated balance sheet are relatively displayed in a liquidity format as required by IAS 1.

As a result, the Allianz Group’s previously reported consolidated balance sheets and consolidated income statements were reclassified to ensure consistency and comparability with the presentation as implemented on January 1, 2006. These reclassifications did not have an impact on the Allianz Group’s net income or shareholders’ equity for any previously reported period.

For a summary of key changes to the previous presentation in the Allianz Group’s consolidated balance sheets and the impact of these reclassifications on the consolidated balance sheet as of December 31, 2005, see the interim report for the first or second quarter of 2006.

The key changes to the previous presentation in the Allianz Group’s consolidated income statements are:

-	Interest and similar income includes share of earnings from investments in associates and joint ventures.

-	Realized gains and realized losses are presented net as a separate line item. Realized gains/losses (net) include realized gains and losses from disposals of associates and subsidiaries and loans and advances to banks and customers.

-	Income from industrial holdings and expenses from industrial holdings are presented as separate line items in the consolidated income statements. Industrial holdings include the Four Seasons Health Care Ltd., Wilmslow and MAN Roland Druckmaschinen AG, Offenbach.

-	Impairments and reversals of impairments are presented net as a separate line item. Impairments of investments (net) include impairments and reversals of impairments of investments in associates and joint ventures.

-	Changes in reserves for insurance and investment contracts (net) are presented as a separate line item.

-	Fee and commission expenses and investment expenses are presented as separate line items.

-	Foreign currency gains and losses and depreciation of real estate held for investment are included in investment expenses.

-	Amortization of intangible assets includes amortization of intangible assets previously included in other expenses.

-	Restructuring charges are presented as a separate line item. Restructuring charges were previously presented in other expenses.

-	Acquisition and administrative expenses (net) include a significant portion of the amounts previously reported in other income and other expense. Acquisition and administrative expenses (net) include other taxes previously included in taxes.

Summary of the impact of the reclassifications on the consolidated income statement for the three and nine months ended September 30, 2005:

	Three months ended September 30, as previously reported 2005	Reclassifications	Three months ended September 30, 2005	Nine months ended September 30, as previously reported 2005	Reclassifications	Nine months ended September 30, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	13,994	—	13,994	42,292	—	42,292
Interest and similar income	5,282	113	5,395	16,597	245	16,842
Income from investments in associated enterprises and joint ventures (net)	80	(80)	—	962	(962)	—
Income from financial assets and liabilities carried at fair value through income (net)	617	(15)	602	1,099	(17)	1,082
Realized gains/losses (net)1)	1,008	(171)	837	3,487	411	3,898
Fee and commission income2)	2,074	(15)	2,059	5,989	(115)	5,874
Other income	408	(396)	12	1,679	(1,619)	60
Income from industrial holdings	—	157	157	—	440	440

Total income	23,463	(407)	23,056	72,105	(1,617)	70,488

Claims and insurance benefits incurred (net)3)	(13,375)	2,465	(10,910)	(40,194)	8,246	(31,948)
Change in reserves for insurance and investment contracts (net)	—	(2,492)	(2,492)	—	(8,331)	(8,331)
Interest expense4)	(1,387)	(33)	(1,420)	(4,700)	—	(4,700)
Loan loss provisions	132	—	132	88	—	88
Impairments of investments (net)5)	(310)	252	(58)	(925)	687	(238)
Investment expenses	—	(275)	(275)	—	(793)	(793)
Acquisition costs and administrative expenses (net)	(6,141)	515	(5,626)	(17,598)	1,275	(16,323)
Fee and commission expenses	—	(585)	(585)	—	(1,620)	(1,620)
Amortization of intangible assets6)	—	(7)	(7)	—	(48)	(48)
Restructuring charges	—	(2)	(2)	—	(85)	(85)
Other expenses	(724)	706	(18)	(2,707)	2,675	(32)
Expenses from industrial holdings	—	(149)	(149)	—	(423)	(423)

Total expenses	(21,805)	395	(21,410)	(66,036)	1,583	(64,453)

Income before income taxes and minority interests in earnings	1,658	(12)	1,646	6,069	(34)	6,035
Income taxes7)	(530)	13	(517)	(1,541)	34	(1,507)
Minority interests in earnings	(334)	(1)	(335)	(1,020)	—	(1,020)

Net income	794	—	794	3,508	—	3,508

1)	Formerly “Other income from investments”.
2)	Formerly “Fee and commission income, and income from service activities”.
3)	Formerly “Insurance and investments contract benefits (net)”.
4)	Formerly “Interest and similar expenses”.
5)	Formerly “Other expenses from investments”.
6)	Formerly “Amortization of goodwill”.
7)	Formerly “Taxes”.

Segment Reporting

Effective January 1, 2006, the Allianz Group introduced a Corporate segment. The Corporate segment includes all group activities which are not allocated to a specific subsidiary. Further, the Corporate segment includes group funding and risk management activities, such as the senior bonds, subordinated bonds and money market securities issued or guaranteed by Allianz SE and the related derivative financial instruments held by Allianz SE or one of its subsidiaries. The activities included in the Corporate segment were previously reported in the Property-Casualty segment.

In addition, the Allianz Group reclassified its life and health reinsurance assumed business to the Life/Health segment. This business was previously reported in the Property-Casualty segment.

Finally, the Allianz Group revised the presentation of elimination for intra-Allianz Group dividends. Intra-Allianz Group dividends are now eliminated by the subsidiary receiving the dividend. Intra-Allianz Group dividends were previously eliminated within the segment if the dividend involved subsidiaries within the same segment or eliminated in the consolidation adjustments if the dividend involved subsidiaries in different segments.

The effects of all of these changes to segment reporting were implemented retrospectively; therefore, all previously reported segment balance sheets and segment income statements were reclassified to ensure consistency and comparability with the presentation as implemented on January 1, 2006.

Operating Profit Methodology

As a result of the reclassifications and changes in segment reporting, as well as improving the consistency of external financial reporting with internal financial reporting, the methodology for defining operating profit was changed effective January 1, 2006. A summary of the key changes is as follows:

-	Amortization of intangible assets and restructuring charges, except for the operating restructuring charges for the Life/Health segment, are non operating items for all segments.

-	Realized gains/losses (net) from investments, shared with policyholders and impairments of investments (net), shared with policyholders are included in operating profit for the Property-Casualty and Life/Health segment.

-	The policyholder participation in tax income/tax expenses on premium refunds arising in connection with tax exempted income/expenses is, similar to the recognition of premium refunds, presented in Life/Health segment as operating profit.

Summary of the impact of the changes to operating profit by segment for the three and nine months ended September 30, 2005:

Three months ended September 30, 2005	Operating profit as previously reported	Changes	Operating profit
	€ mn	€ mn	€ mn
Property-Casualty	696	296	992
Life/Health	478	78	556
Banking	250	2	252
Asset Management	299	1	300
Corporate	—	(223)	(223)
Consolidation adjustments	—	(13)	(13)

Allianz Group	1,723	141	1,864

Nine months ended September 30, 2005	Operating profit as previously reported	Changes	Operating profit
	€ mn	€ mn	€ mn
Property-Casualty	3,090	766	3,856
Life/Health	1,283	262	1,545
Banking	759	(63)	696
Asset Management	785	(2)	783
Corporate	—	(680)	(680)
Consolidation adjustments	—	(103)	(103)

Allianz Group	5,917	180	6,097

Cash Flow Statement

As a result of the reclassifications to the consolidated balance sheet and consolidated income statement discussed above, the Allianz Group made corresponding reclassifications to the consolidated statements of cash flows. In addition, the Allianz Group reclassified the following line items from operating activities to investing or financing activities in order to consistently present changes in interest-bearing assets and liabilities:

-	Loans and advances to banks and customers are reclassified as investing activities.

-	Liabilities to banks and customers are reclassified as financing activities.

-	Aggregate policy reserves for universal-life type insurance and investment contracts are reclassified as financing activities.

-	Certificated liabilities are reclassified as financing activities.

Industrial holdings

As described in note 2 previously, during the third quarter of 2006, income from industrial holdings and expenses from industrial holdings were included as separate line items in the consolidated income statements. This change has been implemented retrospectively for comparability. A summary of the impact of these changes on previously released consolidated income statements is as follows:

	Three months ended March 31, 2006	Three months ended June 30, 2006	Six months ended June 30, 2006	Three months ended March 31, 2005	Three months ended June 30, 2005	Six months ended June 30, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest and similar income	(8)	(17)	(25)	(11)	(4)	(15)
Fee and commission income	(151)	(152)	(303)	(124)	(144)	(268)
Income from industrial holdings	159	169	328	135	148	283

Interest expense	34	16	50	20	19	39
Acquisition and administrative expenses (net)	17	25	42	15	(15)	—
Fee and commission expenses	110	112	222	91	132	223
Other expenses	—	—	—	7	5	12
Expenses from industrial holdings	(161)	(153)	(314)	(133)	(141)	(274)

3 Segment reporting

Segment Information – Consolidated Balance Sheets

As of September 30, 2006 and as of December 31, 2005

ASSETS	Property-Casualty		Life/Health		Banking
	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Cash and cash equivalents	4,139	3,793	6,912	5,874	20,107	21,848
Financial assets carried at fair value through income	4,904	2,243	11,013	10,564	145,480	165,928
Investments	87,845	87,587	188,927	183,350	20,166	17,323
Loans and advances to banks and customers	17,409	15,873	85,970	84,072	321,852	249,212
Financial assets for unit linked contracts	—	—	59,091	54,661	—	—
Reinsurance assets	12,183	12,728	8,034	9,494	—	—
Deferred acquisition costs	3,657	3,563	14,498	13,847	—	—
Deferred tax assets	1,659	1,775	457	567	1,672	2,016
Other assets	17,144	16,607	15,249	12,505	8,992	12,273
Intangible assets	1,671	1,595	2,431	2,390	2,283	2,283

Total segment assets	150,611	145,764	392,582	377,324	520,552	470,883

LIABILITIES AND EQUITY	Property-Casualty		Life/Health		Banking
	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Financial liabilities carried at fair value through income	999	132	4,376	3,517	76,941	82,080
Liabilities to banks and customers	4,758	4,383	10,093	5,479	359,843	301,586
Unearned premiums	14,442	12,945	440	360	—	—
Reserves for loss and loss adjustment expenses	59,532	60,259	6,802	6,806	—	—
Reserves for insurance and investment contracts	8,855	9,161	277,623	269,950	—	2
Financial liabilities for unit linked contracts	—	—	59,091	54,661	—	—
Deferred tax liabilities	3,985	4,155	1,390	1,800	132	405
Other liabilities	16,491	16,491	16,738	18,454	10,555	12,557
Certificated liabilities	407	412	4	4	47,240	50,719
Participation certificates and subordinated liabilities	1,605	1,634	66	141	8,939	7,428

Total segment liabilities	111,074	109,572	376,623	361,172	503,650	454,777

ASSETS	Asset Management		Corporate		Consolidation Adjustments		Allianz Group
	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Cash and cash equivalents	643	476	883	166	(1,052)	(510)	31,632	31,647
Financial assets carried at fair value through income	1,181	1,031	776	956	(387)	(376)	162,967	180,346
Investments	778	832	84,334	88,130	(88,374)	(92,207)	293,676	285,015
Loans and advances to banks and customers	468	477	3,244	2,180	(13,888)	(15,006)	415,055	336,808
Financial assets for unit linked contracts	—	—	—	—	—	—	59,091	54,661
Reinsurance assets	—	—	—	—	(96)	(102)	20,121	22,120
Deferred acquisition costs	40	27	—	—	—	—	18,195	17,437
Deferred tax assets	199	213	1,576	1,840	(920)	(1,112)	4,643	5,299
Other assets	3,367	3,567	5,009	5,331	(9,256)	(7,990)	40,505	42,293
Intangible assets	6,475	6,690	202	—	1	—	13,063	12,958

Total segment assets	13,151	13,313	96,024	98,603	(113,972)	(117,303)	1,058,948	988,584

LIABILITIES AND EQUITY	Asset Management		Corporate		Consolidation Adjustments		Allianz Group
	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005	As of September 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Financial liabilities carried at fair value through income	—	—	1,428	1,492	(442)	(379)	83,302	86,842
Liabilities to banks and customers	708	667	8,288	9,985	(11,556)	(11,784)	372,134	310,316
Unearned premiums	—	—	—	—	(1)	(2)	14,881	13,303
Reserves for loss and loss adjustment expenses	—	—	—	—	(56)	(60)	66,278	67,005
Reserves for insurance and investment contracts	—	—	(38)	(78)	(256)	(206)	286,184	278,829
Financial liabilities for unit linked contracts	—	—	—	—	—	—	59,091	54,661
Deferred tax liabilities	52	54	168	22	(905)	(1,112)	4,822	5,324
Other liabilities	3,866	3,876	13,007	11,931	(12,865)	(11,994)	47,792	51,315
Certificated liabilities	4	4	8,194	8,956	(792)	(892)	55,057	59,203
Participation certificates and subordinated liabilities	—	—	7,112	6,428	(863)	(947)	16,859	14,684

Total segment liabilities	4,630	4,601	38,159	38,736	(27,736)	(27,376)	1,006,400	941,482

Total equity							52,548	47,102

Total liabilities and equity							1,058,948	988,584

Segment Information – Consolidated Income Statements

For the three months ended September 30, 2006 and 2005

	Property-Casualty		Life/Health		Banking
Three months ended September 30,	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	9,676	9,692	4,511	4,302		—
Interest and similar income	928	929	3,093	2,832	1,856	1,749
Income from financial assets and liabilities carried at fair value through income (net)	32	47	(20)	290	291	375
Realized gains/losses (net)	231	207	537	552	71	—
Fee and commission income	253	259	144	152	851	807
Other income	13	24	7	—	—	(2)
Income from industrial holdings	—	—	—	—	—	—

Total income	11,133	11,158	8,272	8,128	3,069	2,929

Claims and insurance benefits incurred (net)	(6,208)	(7,074)	(3,942)	(3,836)	—	—
Change in reserves for insurance and investment contracts (net)	(151)	(113)	(2,262)	(2,379)	—	—
Interest expense	(67)	(62)	(70)	(98)	(1,147)	(1,220)
Loan loss provisions	—	(3)	—	5	52	130
Impairments of investments (net)	(69)	(12)	(63)	(45)	(48)	(25)
Investment expenses	(63)	(49)	(129)	(135)	(19)	(8)
Acquisition and administrative expenses (net)	(2,512)	(2,481)	(1,132)	(964)	(1,294)	(1,430)
Fee and commission expenses	(184)	(186)	(57)	(87)	(183)	(131)
Amortization of intangible assets	(3)	(3)	—	(3)	1	(1)
Restructuring charges	(10)	5	(8)	(2)	(32)	(5)
Other expenses	—	—	—	—	(1)	(18)
Expenses from industrial holdings	—	—	—	—	—	—

Total expenses	(9,267)	(9,978)	(7,663)	(7,544)	(2,671)	(2,708)

Income before income taxes and minority interests in earnings	1,866	1,180	609	584	398	221
Income taxes	(600)	(513)	(240)	(124)	(96)	(72)
Minority interests in earnings	(177)	(161)	(81)	(130)	(19)	(26)

Net income	1,089	506	288	330	283	123

	Asset Management		Corporate		Consolidation Adjustments		Allianz Group
Three months ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	—	—	—	—	—	—	14,187	13,994
Interest and similar income	29	23	102	70	(243)	(208)	5,765	5,395
Income from financial assets and liabilities carried at fair value through income (net)	5	16	(118)	(123)	20	(3)	210	602
Realized gains/losses (net)	1	1	287	41	1	36	1,128	837
Fee and commission income	999	966	41	46	(216)	(171)	2,072	2,059
Other income	3	3	6	—	(27)	(13)	2	12
Income from industrial holdings	—	—	436	157	—	—	436	157

Total income	1,037	1,009	754	191	(465)	(359)	23,800	23,056

Claims and insurance benefits incurred (net)	—	—	—	—	—	—	(10,150)	(10,910)
Change in reserves for insurance and investment contracts (net)	—	—	—	—	(25)	—	(2,438)	(2,492)
Interest expense	(10)	(11)	(300)	(226)	162	197	(1,432)	(1,420)
Loan loss provisions	—	—	—	—	—	—	52	132
Impairments of investments (net)	1	—	(7)	24	—	—	(186)	(58)
Investment expenses	—	—	(63)	(128)	62	45	(212)	(275)
Acquisition and administrative expenses (net)	(566)	(623)	(215)	(141)	30	13	(5,689)	(5,626)
Fee and commission expenses	(300)	(287)	(25)	(24)	179	130	(570)	(585)
Amortization of intangible assets	(1)	—	—	—	—	—	(3)	(7)
Restructuring charges	—	—	—	—	—	—	(50)	(2)
Other expenses	—	—	(1)	—	—	—	(2)	(18)
Expenses from industrial holdings	—	—	(447)	(149)	—	—	(447)	(149)

Total expenses	(876)	(921)	(1,058)	(644)	408	385	(21,127)	(21,410)

Income before income taxes and minority interests in earnings	161	88	(304)	(453)	(57)	26	2,673	1,646
Income taxes	(67)	(33)	180	224	26	1	(797)	(517)
Minority interests in earnings	(10)	(13)	—	(2)	2	(3)	(285)	(335)

Net income	84	42	(124)	(231)	(29)	24	1,591	794

Segment Information – Consolidated Income Statements

For the nine months ended September 30, 2006 and 2005

	Property-Casualty		Life/Health		Banking
Nine months ended September 30,	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	28,375	28,218	14,423	14,074	—	—
Interest and similar income	3,107	2,916	9,838	8,953	5,366	5,308
Income from financial assets and liabilities carried at fair value through income (net)	77	102	(205)	286	1,107	953
Realized gains/losses (net)	1,584	1,011	2,773	2,343	517	729
Fee and commission income	770	745	435	358	2,711	2,496
Other income	51	45	20	29	25	2
Income from industrial holdings	—	—	—	—	—	—

Total income	33,964	33,037	27,284	26,043	9,726	9,488

Claims and insurance benefits incurred (net)	(18,480)	(19,258)	(12,738)	(12,690)	—	—
Change in reserves for insurance and investment contracts (net)	(344)	(447)	(7,860)	(7,859)	—	—
Interest expense	(196)	(257)	(207)	(321)	(3,404)	(3,675)
Loan loss provisions	(3)	(3)	1	2	78	89
Impairments of investments (net)	(175)	(46)	(308)	(98)	(80)	(82)
Investment expenses	(178)	(244)	(497)	(381)	(35)	(23)
Acquisition and administrative expenses (net)	(7,686)	(7,529)	(3,327)	(2,822)	(4,158)	(4,005)
Fee and commission expenses	(559)	(518)	(177)	(149)	(483)	(423)
Amortization of intangible assets	(10)	(12)	(2)	(10)	—	(1)
Restructuring charges	(366)	(57)	(169)	(17)	(41)	(10)
Other expenses	(2)	(6)	—	—	12	(26)
Expenses from industrial holdings	—	—	—	—	—	—

Total expenses	(27,999)	(28,377)	(25,284)	(24,345)	(8,111)	(8,156)

Income before income taxes and minority interests in earnings	5,965	4,660	2,000	1,698	1,615	1,332
Income taxes	(1,590)	(1,498)	(549)	(274)	(430)	(301)
Minority interests in earnings	(604)	(557)	(301)	(358)	(74)	(77)

Net income	3,771	2,605	1,150	1,066	1,111	954

	Asset Management		Corporate		Consolidation Adjustments		Allianz Group
Nine months ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	—	—	—	—	—	—	42,798	42,292
Interest and similar income	79	67	403	310	(786)	(712)	18,007	16,842
Income from financial assets and liabilities carried at fair value through income (net)	17	21	(270)	(276)	47	(4)	773	1,082
Realized gains/losses (net)	2	6	784	149	(300)	(340)	5,360	3,898
Fee and commission income	3,060	2,653	120	112	(610)	(490)	6,486	5,874
Other income	9	9	23	—	(70)	(25)	58	60
Income from industrial holdings	—	—	764	440	—	—	764	440

Total income	3,167	2,756	1,824	735	(1,719)	(1,571)	74,246	70,488

Claims and insurance benefits incurred (net)	—	—	—	—	—	—	(31,218)	(31,948)
Change in reserves for insurance and investment contracts (net)	—	—	—	—	(304)	(25)	(8,508)	(8,331)
Interest expense	(30)	(37)	(959)	(1,009)	515	599	(4,281)	(4,700)
Loan loss provisions	—	—	—	—	—	—	76	88
Impairments of investments (net)	—	—	15	(12)	—	—	(548)	(238)
Investment expenses	—	(1)	(140)	(281)	156	137	(694)	(793)
Acquisition and administrative expenses (net)	(1,712)	(1,664)	(496)	(358)	98	55	(17,281)	(16,323)
Fee and commission expenses	(932)	(794)	(67)	(66)	463	330	(1,755)	(1,620)
Amortization of intangible assets	(1)	(25)	—	—	—	—	(13)	(48)
Restructuring charges	—	(1)	—	—	—	—	(576)	(85)
Other expenses	—	—	(1)	—	—	—	9	(32)
Expenses from industrial holdings	—	—	(761)	(423)	—	—	(761)	(423)

Total expenses	(2,675)	(2,522)	(2,409)	(2,149)	928	1,096	(65,550)	(64,453)

Income before income taxes and minority interests in earnings	492	234	(585)	(1,414)	(791)	(475)	8,696	6,035
Income taxes	(194)	(49)	414	608	296	7	(2,053)	(1,507)
Minority interests in earnings	(34)	(36)	(9)	(9)	28	17	(994)	(1,020)

Net income	264	149	(180)	(815)	(467)	(451)	5,649	3,508

Segment Information – Total Revenues and Operating Profit

For the three months and nine months ended September 30, 2006 and 2005

The following table summarizes the total revenues and operating profit for each of the segments for the three months and nine months ended September 30, 2006 and 2005, as well as IFRS consolidated net income of the Allianz Group.

	Property-Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Three months ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues1)	10,412	10,368	9,847	11,164	1,668	1,578	726	710	–	–	(54)	3	22,599	23,823

Operating profit	1,727	992	617	556	406	252	294	300	(331)	(223)	(53)	(13)	2,660	1,864
Non-operating items	139	188	(8)	28	(8)	(31)	(133)	(212)	27	(230)	(4)	39	13	(218)

Income before income taxes and minority interests in earnings	1,866	1,180	609	584	398	221	161	88	(304)	(453)	(57)	26	2,673	1,646
Income taxes	(600)	(513)	(240)	(124)	(96)	(72)	(67)	(33)	180	224	26	1	(797)	(517)
Minority interests in earnings	(177)	(161)	(81)	(130)	(19)	(26)	(10)	(13)	—	(2)	2	(3)	(285)	(335)

Net income	1,089	506	288	330	283	123	84	42	(124)	(231)	(29)	24	1,591	794

Nine months ended September 30,
Total revenues1)	34,243	34,108	34,600	35,116	5,322	4,661	2,203	1,918	—	—	(60)	(24)	76,308	75,779

Operating profit	4,958	3,856	1,867	1,545	1,219	696	895	783	(585)	(680)	(223)	(103)	8,131	6,097
Non-operating items	1,007	804	133	153	396	636	(403)	(549)	—	(734)	(568)	(372)	565	(62)

Income before income taxes and minority interests in earnings	5,965	4,660	2,000	1,698	1,615	1,332	492	234	(585)	(1,414)	(791)	(475)	8,696	6,035
Income taxes	(1,590)	(1,498)	(549)	(274)	(430)	(301)	(194)	(49)	414	608	296	7	(2,053)	(1,507)
Minority interests in earnings	(604)	(557)	(301)	(358)	(74)	(77)	(34)	(36)	(9)	(9)	28	17	(994)	(1,020)

Net income	3,771	2,605	1,150	1,066	1,111	954	264	149	(180)	(815)	(467)	(451)	5,649	3,508

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Property-Casualty Segment

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Gross premiums written1)	10,412	10,368	34,243	34,108
Ceded premiums written	(1,486)	(1,488)	(4,428)	(4,347)
Change in unearned premiums	750	812	(1,440)	(1,543)

Premiums earned (net)	9,676	9,692	28,375	28,218
Interest and similar income	928	929	3,107	2,916
Income from financial assets and liabilities designated at fair value through income (net)2)	39	42	81	98
Realized gains/losses (net) from investments, shared with policyholders3)	8	14	44	100
Fee and commission income	253	259	770	745
Other income	13	24	51	45

Operating revenues	10,917	10,960	32,428	32,122

Claims and insurance benefits incurred (net)	(6,208)	(7,074)	(18,480)	(19,258)
Changes in reserves for insurance and investment contracts (net)	(151)	(113)	(344)	(447)
Interest expense	(67)	(62)	(196)	(257)
Loan loss provisions	—	(3)	(3)	(3)
Impairments of investments (net), shared with policyholders4)	(5)	—	(22)	(4)
Investment expenses	(63)	(49)	(178)	(244)
Acquisition and administrative expenses (net)	(2,512)	(2,481)	(7,686)	(7,529)
Fee and commission expenses	(184)	(186)	(559)	(518)
Other expenses	—	—	(2)	(6)

Operating expenses	(9,190)	(9,968)	(27,470)	(28,266)

Operating profit	1,727	992	4,958	3,856

Income from financial assets and liabilities held for trading (net)2)	(7)	5	(4)	4
Realized gains/losses (net) from investments, not shared with policyholders3)	223	193	1,540	911
Impairments of investments (net), not shared with policyholders4)	(64)	(12)	(153)	(42)
Amortization of intangible assets	(3)	(3)	(10)	(12)
Restructuring charges	(10)	5	(366)	(57)

Non-operating items	139	188	1,007	804

Income before income taxes and minority interests in earnings	1,866	1,180	5,965	4,660

Income taxes	(600)	(513)	(1,590)	(1,498)
Minority interests in earnings	(177)	(161)	(604)	(557)

Net income	1,089	506	3,771	2,605

Loss ratio5) in %	64.2	73.0	65.1	68.2
Expense ratio6) in %	26.0	25.6	27.1	26.7

Combined ratio7) in %	90.2	98.6	92.2	94.9

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals impairments of investments (net) in the segment income statement.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Life/Health Segment

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Statutory premiums1)	9,847	11,164	34,600	35,116
Ceded premiums written	(163)	(211)	(572)	(653)
Change in unearned premiums	(4)	(46)	(90)	(100)

Statutory premiums (net)	9,680	10,907	33,938	34,363
Deposits from SFAS 97 insurance and investment contracts	(5,169)	(6,605)	(19,515)	(20,289)

Premiums earned (net)	4,511	4,302	14,423	14,074
Interest and similar income	3,093	2,832	9,838	8,953
Income from financial assets and liabilities carried at fair value through income (net)	(20)	290	(205)	286
Realized gains/losses (net) from investments, shared with policyholders2)	537	519	2,587	2,163
Fee and commission income	144	152	435	358
Other income	7	—	20	29

Operating revenues	8,272	8,095	27,098	25,863

Claims and insurance benefits incurred (net)	(3,942)	(3,836)	(12,738)	(12,690)
Changes in reserves for insurance and investment contracts (net)	(2,262)	(2,379)	(7,860)	(7,859)
Interest expense	(70)	(98)	(207)	(321)
Loan loss provisions	—	5	1	2
Impairments of investments (net), shared with policyholders	(63)	(45)	(308)	(98)
Investment expenses	(129)	(135)	(497)	(381)
Acquisition and administrative expenses (net)	(1,132)	(964)	(3,327)	(2,822)
Fee and commission expenses	(57)	(87)	(177)	(149)
Operating restructuring charges3)	—	—	(118)	—

Operating expenses	(7,655)	(7,539)	(25,231)	(24,318)

Operating profit	617	556	1,867	1,545

Realized gains/losses (net) from investments, not shared with policyholders2)	—	33	186	180
Amortization of intangible assets	—	(3)	(2)	(10)
Non-operating restructuring charges3)	(8)	(2)	(51)	(17)

Non-operating items	(8)	28	133	153

Income before income taxes and minority interests in earnings	609	584	2,000	1,698

Income taxes	(240)	(124)	(549)	(274)
Minority interests in earnings	(81)	(130)	(301)	(358)

Net income	288	330	1,150	1,066

Statutory expense ratio4) in %	11.7	8.8	9.8	8.2

1)	For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	The total of these items equals realized gains/losses (net) in the segment income statement.
3)	The total of these items equals restructuring charges in the segment income statement.
4)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Banking Segment

	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income2)	709	695	529	514	1,962	1,904	1,633	1,580
Net fee and commission income3)	668	631	676	640	2,228	2,104	2,073	1,964
Trading income (net)4)	285	188	382	365	1,080	1,053	964	928
Income from financial assets and liabilities designated at fair value through income (net)4)	6	6	(7)	(7)	27	27	(11)	(11)
Other income	—	1	(2)	(2)	25	26	2	2

Operating revenues5)	11,668	1,521	1,578	1,510	5,322	5,114	4,661	4,463

Administrative expenses	(1,294)	(1,237)	(1,430)	(1,388)	(4,158)	(4,004)	(4,005)	(3,854)
Investment expenses	(19)	(21)	(8)	(9)	(35)	(40)	(23)	(28)
Other expenses	(1)	(1)	(18)	(18)	12	12	(26)	(26)

Operating expenses	(1,314)	(1,259)	(1,456)	(1,415)	(4,181)	(4,032)	(4,054)	(3,908)

Loan loss provisions	52	49	130	130	78	77	89	84

Operating profit	406	311	252	225	1,219	1,159	696	639

Realized gains/losses (net)	71	73	—	—	517	517	729	729
Impairments of investments (net)	(48)	(48)	(25)	(24)	(80)	(80)	(82)	(80)
Amortization of intangible assets	1	—	(1)	—	—	—	(1)	—
Restructuring charges	(32)	(33)	(5)	(5)	(41)	(41)	(10)	(10)

Non-operating items	(8)	(8)	(31)	(29)	396	396	636	639

Income before income taxes and minority interests in earnings	398	303	221	196	1,615	1,555	1,332	1,278

Income taxes	(96)	(56)	(72)	(64)	(430)	(406)	(301)	(288)
Minority interests in earnings	(19)	(17)	(26)	(19)	(74)	(63)	(77)	(60)

Net income	283	230	123	113	1,111	1,086	954	930

Cost-income ratio6) in %	78.8	82.8	92.3	93.7	78.6	78.8	87.0	87.6

1)	Consists of Dresdner Bank and non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €(81) mn and € – mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz SE shares in three months and nine months ended September 30, 2006.
2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expense.
4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

Asset Management Segment

	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income1)	699	689	679	669	2,128	2,094	1,859	1,831
Net interest income2)	19	17	12	13	49	46	29	36
Income from financial assets and liabilities carried at fair value through income (net)	5	5	16	13	17	17	21	11
Other income	3	3	3	2	9	9	9	8

Operating revenues3)	726	714	710	697	2,203	2,166	1,918	1,886

Administrative expenses, excluding acquisition-related expenses4)	(432)	(422)	(410)	(403)	(1,308)	(1,279)	(1,135)	(1,114)

Operating expenses	(432)	(422)	(410)	(403)	1,308	(1,279)	(1,135)	(1,114)

Operating profit	294	292	300	294	895	887	783	772

Realized gains/losses (net)	1	1	1	2	2	1	6	5
Impairments of investments (net)	1	—	—	—	—	—	—	—
Acquisition-related expenses, thereof:4)
Deferred purchases of interests in PIMCO	(131)	(131)	(213)	(213)	(397)	(397)	(519)	(519)
Other acquisition-related expenses5)	(3)	(3)	—	(1)	(7)	(7)	(10)	(11)

Subtotal	(134)	(134)	(213)	(214)	(404)	(404)	(529)	(530)

Amortization of intangible assets6)	(1)	—	—	—	(1)	—	(25)	(25)
Restructuring charges	—	—	—	—	—	—	(1)	—

Non-operating items	(133)	(133)	(212)	(212)	(403)	(403)	(549)	(550)

Income before income taxes and minority interests in earnings	161	159	88	82	492	484	234	222
Income taxes	(67)	(67)	(33)	(32)	(194)	(193)	(49)	(49)
Minority interests in earnings	(10)	(10)	(13)	(12)	(34)	(32)	(36)	(32)

Net income	84	82	42	38	264	259	149	141

Cost-income ratio7) in %	59.5	59.1	57.7	57.8	59.4	59.0	59.2	59.1

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate. These retention payments largely expired in 2005.
6)	Consists of amortization charges relating to capitalized bonuses for PIMCO management. These amortization charges expired in 2005. Until December 31, 2005, these amortization charges were classified as acquisition-related expenses. Prior year balances have been reclassified to allow for comparability across periods.
7)	Represents operating expenses divided by operating revenues.

Corporate Segment

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Interest and similar income	102	70	403	310
Income from financial assets and liabilities designated at fair value through income (net)1)	(56)	—	(56)	—
Fee and commission income	41	46	120	112
Other income	6	—	23	—
Income from industrial holdings	436	157	764	440

Operating revenues	529	273	1,254	862

Interest expense, excluding interest expense from external debt2)	(109)	(54)	(374)	(414)
Investment expenses	(63)	(128)	(140)	(281)
Acquisition and administrative expenses (net)	(215)	(141)	(496)	(358)
Fee and commission expenses	(25)	(24)	(67)	(66)
Other expenses	(1)	—	(1)	—
Expenses from industrial holdings	(447)	(149)	(761)	(423)

Operating expenses	(860)	(496)	(1,839)	(1,542)

Operating profit	(331)	(223)	(585)	(680)

Income from financial assets and liabilities held for trading (net)1)	(62)	(123)	(214)	(276)
Realized gains/losses (net)	287	41	784	149
Impairments of investments (net)	(7)	24	15	(12)
Interest expense from external debt2)	(191)	(172)	(585)	(595)

Non-operating items	27	(230)	—	(734)

Income before income taxes and minority interests in earnings	(304)	(453)	(585)	(1,414)

Income taxes	180	224	414	608
Minority interests in earnings	—	(2)	(9)	(9)

Net income	(124)	(231)	(180)	(815)

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expense in the segment income statement.

Supplementary Information to the Consolidated Balance Sheets

4 Financial assets carried at fair value through income

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Financial assets held for trading
Debt securities	86,411	109,384
Equity securities	32,277	30,788
Derivative financial instruments	26,388	26,012

Subtotal	145,076	166,184

Financial assets designated at fair value through income
Debt securities	13,711	10,686
Equity securities	3,914	3,476
Loans to banks and customers	266	—

Subtotal	17,891	14,162

Total	162,967	180,346

5 Investments

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Available-for-sale investments	274,609	266,953
Held-to-maturity investments	4,734	4,826
Funds held by others under reinsurance contracts assumed	1,181	1,572
Investments in associates and joint ventures	3,926	2,095
Real estate held for investment	9,226	9,569

Total	293,676	285,015

Available-for-sale investments

	Amortized cost		Unrealized gains		Unrealized losses		Fair value
	As of Sept. 30, 2006	As of December 31, 2005	As of Sept. 30, 2006	As of December 31, 2005	As of Sept. 30, 2006	As of December 31, 2005	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Equity securities	42,788	38,157	20,925	19,161	(236)	(188)	63,477	57,130
Government debt securities	117,031	119,308	4,007	6,463	(839)	(542)	120,199	125,229
Corporate debt securities	86,970	79,733	2,049	3,420	(658)	(267)	88,361	82,886
Other debt securities	2,332	1,556	252	154	(12)	(2)	2,572	1,708

Total	249,121	238,754	27,233	29,198	(1,745)	(999)	274,609	266,953

6 Loans and advances to banks and customers

	As of September 30, 2006			As of December 31, 2005
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	7,686	—	7,686	5,292	—	5,292
Reverse repurchase agreements	90,158	58,798	148,956	63,009	42,322	105,331
Collateral paid for securities borrowing transactions	15,812	25,480	41,292	6,369	18,659	25,028
Loans	68,334	126,297	194,631	65,488	114,933	180,421
Other advances	10,869	12,792	23,661	11,427	10,956	22,383

Subtotal	192,859	223,367	416,226	151,585	186,870	338,455
Loan loss allowance	(133)	(1,038)	(1,171)	(201)	(1,446)	(1,647)

Total	192,726	222,329	415,055	151,384	185,424	336,808

Loans and advances to customers net of loan loss allowance, by type of customer

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Corporate customers	158,608	123,015
Private customers	59,400	59,316
Public authorities	5,359	4,539

Subtotal	223,367	186,870
Loan loss allowance	(1,038)	(1,446)

Total	222,329	185,424

7 Reinsurance assets

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Unearned premiums	1,604	1,448
Reserves for loss and loss adjustment expenses	10,032	10,874
Reserves for insurance and investment contracts	8,485	9,798

Total	20,121	22,120

8 Deferred acquisition costs

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Deferred acquisition costs
Property-Casualty	3,645	3,550
Life/Health	12,690	12,013
Asset Management	40	23

Subtotal	16,375	15,586
Present value of future profits	1,269	1,336
Deferred sales inducements	551	515

Total	18,195	17,437

9 Other assets

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Receivables arising from insurance and reinsurance contracts due from
Policyholders	3,776	4,105
Agents	3,738	3,852
Reinsurers	2,063	2,489
Other receivables	7,071	6,772
Less allowance for doubtful accounts	(304)	(317)

Subtotal	16,344	16,901

Tax receivables
Income tax	1,255	1,523
Other tax	622	600

Subtotal	1,877	2,123

Dividends, interest and rent receivable	5,380	5,474
Prepaid expenses
Interest and rent	3,318	2,518
Other prepaid expenses	142	139

Subtotal	3,460	2,657

Derivative financial instruments used for hedging that meet the criteria of hedge accounting	541	849
Property and equipment
Real estate held for use	4,994	4,391
Equipment	1,574	1,385
Software	1,204	1,091

Subtotal	7,772	6,867

Non-current assets and disposal groups held for sale	101	3,292
Other assets	5,030	4,130

Total	40,505	42,293

10 Intangible assets

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Goodwill	12,003	12,023
Brand names	740	740
Other	320	195

Total	13,063	12,958

Changes in goodwill for the nine months ended September 30, 2006, were as follows:

€ mn
Cost as of 12/31/2005	12,247
Accumulated impairments as of 12/31/2005	(224)

Carrying amount as of 12/31/2005	12,023

Additions	221
Foreign currency translation adjustments	(241)

Carrying amount as of 9/30/2006	12,003

Accumulated impairments as of 9/30/2006	224
Cost as of 9/30/2006	12,227

Additions include goodwill from

-	the acquisition of 100.0% participation in Home & Legacy Ltd., London

-	the acquisition of 100.0% participation in MAN Roland Druckmaschinen AG, Offenbach, through a subsidiary in which the Allianz Group holds an interest of 65.0%

-	the acquisition of 100.0% interest in 1. Pensionssparkasse a.s., Bratislava

-	increasing the interest in Ann Arbor Annuity Exchange Inc., Ann Arbor, from 40.0% to 100.0%

-	increasing the interest in Roster Financial LLC, Quincy, from 49.0% to 100.0%

11 Financial liabilities carried at fair value through income

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Financial liabilities held for trading
Obligations to deliver securities	42,739	49,029
Derivative financial instruments	29,376	28,543
Other trading liabilities	10,289	8,820

Subtotal	82,404	86,392

Financial liabilities designated at fair value through income	898	450

Total	83,302	86,842

12 Liabilities to banks and customers

	As of September 30, 2006			As of December 31, 2005
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Payable on demand	21,564	65,778	87,342	14,534	57,624	72,158
Savings deposits	—	5,468	5,468	—	5,608	5,608
Term deposits and certificates of deposit	63,966	44,546	108,512	73,189	45,968	119,157
Repurchase agreements	69,583	65,043	134,626	50,850	39,156	90,006
Collateral received from securities lending transactions	22,671	9,342	32,013	11,369	7,908	19,277
Other	921	3,252	4,173	2,015	2,095	4,110

Total	178,705	193,429	372,134	151,957	158,359	310,316

13 Reserves for loss and loss adjustment expenses

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Property-Casualty	59,532	60,259
Life/Health	6,802	6,806
Consolidation adjustments	(56)	(60)

Total	66,278	67,005

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the nine months ended September 30, 2006 and 2005, are as follows:

	2006			2005
	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Reserves for loss and loss adjustment expenses as of 1/1/	60,259	(10,604)	49,655	55,693	(10,192)	45,501
Loss and loss adjustment expenses incurred
Current year	21,251	(2,056)	19,195	23,147	(3,286)	19,861
Prior years	(940)	225	(715)	(594)	(9)	(603)

Subtotal	20,311	(1,831)	18,480	22,553	(3,295)	19,258

Loss and loss adjustment expenses paid
Current year	(8,137)	416	(7,721)	(8,073)	443	(7,630)
Prior years	(11,848)	1,950	(9,898)	(10,929)	1,712	(9,217)

Subtotal	(19,985)	2,366	(17,619)	(19,002)	2,155	(16,847)

Foreign currency translation adjustments and other	(1,053)	271	(782)	1,865	(574)	1,291

Reserves for loss and loss adjustment expenses as of 30/9/	59,532	(9,798)	49,734	61,109	(11,906)	49,203

14 Reserves for insurance and investment contracts

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Aggregate policy reserves	255,762	249,530
Reserves for premium refunds	29,716	28,510
Other insurance reserves	706	789

Total	286,184	278,829

15 Other liabilities

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Payables arising from insurance and reinsurance contracts to
Policyholders	5,117	6,295
Agents	1,556	1,764
Reinsurers	1,676	1,648
Payables for social security	245	176

Subtotal	8,594	9,883

Tax payables
Income tax	2,407	2,150
Other	995	1,004

Subtotal	3,402	3,154

Interest and rent payable	656	513
Unearned income
Interest and rent	2,894	2,257
Other	240	236

Subtotal	3,134	2,493

Provisions
Pensions and similar obligations	4,130	5,594
Employee related	2,673	2,737
Share based compensation	1,763	1,703
Restructuring	670	186
Loan commitments	117	117
Other	2,116	1,947

Subtotal	11,469	12,284

Deposits retained for reinsurance ceded	5,788	7,105
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting	965	1,019
Financial liabilities for puttable equity instruments	3,503	3,137
Disposal groups held for sale	—	1,389
Other liabilities	10,281	10,338

Total	47,792	51,315

16 Certificated liabilities

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Allianz SE1)
Senior bonds	4,712	4,781
Exchangeable bonds	1,439	2,326
Money market securities	1,322	1,131

Subtotal	7,473	8,238

Banking subsidiaries
Senior bonds	24,338	26,262
Money market securities	22,831	24,287

Subtotal	47,169	50,549

All other subsidiaries
Certificated liabilities	15	16
Money market securities	400	400

Subtotal	415	416

Total	55,057	59,203

1)	Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B. V., Allianz Finance II B. V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

17 Participation certificates and subordinated liabilities

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Allianz SE1)
Subordinated bonds	6,896	6,220
Participation certificates	85	85

Subtotal	6,981	6,305

Banking subsidiaries
Subordinated liabilities	4,101	4,273
Hybrid equity	2,549	1,614
Participation certificates	2,278	1,517

Subtotal	8,928	7,404

All other subsidiaries
Subordinated liabilities	905	930
Hybrid equity	45	45

Subtotal	950	975

Total	16,859	14,684

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.

18 Equity

	As of Sept. 30, 2006	As of December 31, 2005
	€ mn	€ mn
Shareholders’ equity
Issued capital	1,039	1,039
Capital reserve	20,577	20,577
Revenue reserves	14,837	9,930
Treasury shares	(85)	(1,351)
Foreign currency translation adjustments	(1,832)	(1,032)
Unrealized gains and losses (net)	10,398	10,324

Subtotal	44,934	39,487
Minority interests	7,614	7,615

Total	52,548	47,102

Supplementary Information to the Consolidated Income Statements

19 Premiums earned (net)

Three months ended September 30,	2006				2005
	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written
Direct	9,468	4,593	—	14,061	9,357	4,448	—	13,805
Assumed	944	81	(7)	1,018	1,011	109	(3)	1,117

Subtotal	10,412	4,674	(7)	15,079	10,368	4,557	(3)	14,922
Ceded	(1,486)	(158)	7	(1,637)	(1,488)	(208)	3	(1,693)

Net	8,926	4,516	—	13,442	8,880	4,349	—	13,229

Change in unearned premiums
Direct	940	(5)	—	935	929	(42)	—	887
Assumed	26	—	—	26	4	(4)	(1)	(1)

Subtotal	966	(5)	—	961	933	(46)	(1)	886
Ceded	(216)	—	—	(216)	(121)	(1)	1	(121)

Net	750	(5)	—	745	812	(47)	—	765

Premiums earned
Direct	10,408	4,588	—	14,996	10,286	4,406	—	14,692
Assumed	970	81	(7)	1,044	1,015	105	(4)	1,116

Subtotal	11,378	4,669	(7)	16,040	11,301	4,511	(4)	15,808
Ceded	(1,702)	(158)	7	(1,853)	(1,609)	(209)	4	(1,814)

Net	9,676	4,511	—	14,187	9,692	4,302	—	13,994

Nine months ended September 30,	2006				2005
	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written
Direct	31,975	14,797	—	46,772	31,656	14,468	—	46,124
Assumed	2,268	274	(11)	2,531	2,452	350	(15)	2,787

Subtotal	34,243	15,071	(11)	49,303	34,108	14,818	(15)	48,911
Ceded	(4,428)	(556)	11	(4,973)	(4,347)	(643)	15	(4,975)

Net	29,815	14,515	—	44,330	29,761	14,175	—	43,936

Change in unearned premiums
Direct	(1,592)	(82)	—	(1,674)	(1,701)	(93)	—	(1,794)
Assumed	30	(11)	—	19	(137)	(7)	—	(144)

Subtotal	(1,562)	(93)	—	(1,655)	(1,838)	(100)	—	(1,938)
Ceded	122	1	—	123	295	(1)	—	294

Net	(1,440)	(92)	—	(1,532)	(1,543)	(101)	—	(1,644)

Premiums earned
Direct	30,383	14,715	—	45,098	29,955	14,375	—	44,330
Assumed	2,298	263	(11)	2,550	2,315	343	(15)	2,643

Subtotal	32,681	14,978	(11)	47,648	32,270	14,718	(15)	46,973
Ceded	(4,306)	(555)	11	(4,850)	(4,052)	(644)	15	(4,681)

Net	28,375	14,423	—	42,798	28,218	14,074	—	42,292

20 Interest and similar income

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Interest from held-to-maturity investments	56	66	173	192
Dividends from available-for-sale investments	303	222	1,834	1,296
Interest from available-for-sale investments	2,346	2,173	6,899	6,313
Share of earnings from investments in associates and joint ventures	58	66	180	213
Rent from real estate held for investment	223	220	685	750
Interest from loans to banks and customers	2,747	2,603	8,124	7,952
Other	32	45	112	126

Total	5,765	5,395	18,007	16,842

21 Income from financial assets and liabilities carried at fair value through income (net)

	Property-Casualty		Life/ Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Three months ended Sept. 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Income from financial assets and liabilities held for trading	(8)	6	(316)	162	286	382	—	6	(62)	(123)	20	(3)	(80)	430
Income from financial assets designated at fair value through income	36	69	386	225	22	12	43	120	—	—	—	—	487	426
Expense from financial liabilities designated at fair value through income	1	—	—	—	(17)	(19)	—	—	—	—	—	—	(16)	(19)
Income (expense) from financial liabilities for puttable equity instruments (net)	3	(28)	(90)	(97)	—	—	(38)	(110)	(56)	—	—	—	(181)	(235)

Total	32	47	(20)	290	291	375	5	16	(118)	(123)	20	(3)	210	602

	Property- Casualty		Life/ Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Nine months ended Sept. 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Income from financial assets and liabilities held for trading	(5)	4	(444)	(190)	1,081	964	3	10	(214)	(276)	46	(4)	467	508
Income from financial assets designated at fair value through income	86	173	342	761	68	55	(109)	177	—	—	—	—	387	1,166
Expense from financial liabilities designated at fair value through income	—	—	(1)	—	(42)	(66)	—	—	—	—	1	—	(42)	(66)
Income (expense) from financial liabilities for puttable equity instruments (net)	(4)	(75)	(102)	(285)	—	—	123	(166)	(56)	—	—	—	(39)	(526)

Total	77	102	(205)	286	1,107	953	17	21	(270)	(276)	47	(4)	773	1,082

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the nine months ended September 30, 2006, includes expenses of €433 mn (2005: €228 mn) from derivative financial instruments in the Life/Health insurance segment. This includes expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of €266 mn (2005: €100 mn) and expenses from other derivative financial instruments of €167 mn (2005: €128 mn).

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Trading in interest products	374	204	681	359
Trading in equity products	(50)	131	193	126
Foreign exchange/precious metals trading	30	64	277	188
Other trading activities	(68)	(17)	(70)	291

Total	286	382	1,081	964

Corporate Segment

Income from financial assets and liabilities held for trading for the nine months ended September 30, 2006, includes expenses of €175 mn (2005: €228 mn) from derivative financial instruments in the Corporate segment for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of €353 mn (2005: €376 mn), income from derivative financial instruments which partially hedge the exchangeable bonds, however which do not qualify for hedge accounting, of €181 mn (2005: €143 mn), and expenses from other derivative financial instruments of €3 mn (2005: income: €5 mn).

22 Realized gains/losses (net)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Realized gains
Available-for-sale investments
Equity securities	626	647	4,429	2,383
Debt securities	144	228	515	813

Subtotal	770	875	4,944	3,196

Investments in associates and joint ventures1)	595	47	862	910
Loans to banks and customers	1	30	31	118
Real estate held for investment	68	132	551	282

Subtotal	1,434	1,084	6,388	4,506

Realized losses
Available-for-sale investments
Equity securities	(89)	(114)	(293)	(257)
Debt securities	(205)	(55)	(671)	(234)

Subtotal	(294)	(169)	(964)	(491)

Investments in associates and joint ventures2)	(3)	(3)	(11)	(13)
Loans to banks and customers	(6)	(72)	(23)	(91)
Real estate held for investment	(3)	(3)	(30)	(13)

Subtotal	(306)	(247)	(1,028)	(608)

Total	1,128	837	5,360	3,898

1)	During the three and nine months ended September 30, 2006, includes realized gains from the disposal of subsidiaries and businesses of €553 mn (2005: €42 mn) and €603 mn (2005: € 119 mn), respectively.
2)	During the three and nine months ended September 30, 2006, includes realized losses from the disposal of subsidiaries of €1 mn (2005: € - mn) and €2 mn (2005: €5 mn), respectively.

23 Fee and commission income

Three months ended September 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	168	—	168	196	—	196
Service agreements	82	(7)	75	60	(17)	43
Investment advisory	3	—	3	3	—	3

Subtotal	253	(7)	246	259	(17)	242

Life/Health
Service agreements	27	(9)	18	50	(23)	27
Investment advisory	119	—	119	99	—	99
Other	(2)	(3)	(5)	3	(2)	1

Subtotal	144	(12)	132	152	(25)	127

Banking
Securities business	305	(48)	257	323	(42)	281
Investment advisory	136	(49)	87	137	(36)	101
Payment transactions	87	—	87	94	—	94
Mergers and acquisitions advisory	83	—	83	52	—	52
Underwriting business (new issues)	27	—	27	16	(1)	15
Other	213	(52)	161	185	(2)	183

Subtotal	851	(149)	702	807	(81)	726

Asset Management
Management fees	830	(25)	805	787	(24)	763
Loading and exit fees	76	—	76	89	—	89
Performance fees	5	1	6	21	—	21
Other	88	(1)	87	69	(2)	67

Subtotal	999	(25)	974	966	(26)	940

Corporate
Service agreements	41	(23)	18	46	(22)	24

Subtotal	41	(23)	18	46	(22)	24

Total	2,288	(216)	2,072	2,230	(171)	2,059

Nine months ended September 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	501	—	501	467	—	467
Service agreements	259	(29)	230	270	(52)	218
Investment advisory	10	—	10	8	—	8

Subtotal	770	(29)	741	745	(52)	693

Life/Health
Service agreements	116	(57)	59	126	(58)	68
Investment advisory	303	—	303	220	—	220
Other	16	(9)	7	12	(7)	5

Subtotal	435	(66)	369	358	(65)	293

Banking
Securities business	1,117	(144)	973	1,055	(118)	937
Investment advisory	444	(129)	315	396	(99)	297
Payment transactions	270	(1)	269	283	(1)	282
Mergers and acquisitions advisory	207	—	207	179	—	179
Underwriting business (new issues)	102	—	102	51	(1)	50
Other	571	(90)	481	532	(10)	522

Subtotal	2,711	(364)	2,347	2,496	(229)	2,267

Asset Management
Management fees	2,507	(78)	2,429	2,164	(73)	2,091
Loading and exit fees	257	—	257	249	—	249
Performance fees	30	1	31	42	—	42
Other	266	(4)	262	198	(3)	195

Subtotal	3,060	(81)	2,979	2,653	(76)	2,577

Corporate
Service agreements	120	(70)	50	112	(68)	44

Subtotal	120	(70)	50	112	(68)	44

Total	7,096	(610)	6,486	6,364	(490)	5,874

24 Other income

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Income from real estate held for use
Realized gains from disposals of real estate held for use	4	—	55	16
Other income from real estate held for use	—	13	2	26

Subtotal	4	13	57	42

Income from non-current assets and disposal groups held for sale	—	7	1	17
Other	(2)	(8)	—	1

Total	2	12	58	60

25 Income from industrial holdings

	2006			2005
	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd.	Total	MAN Roland Druckma- schinen AG	Four Seasons Health Care Ltd.	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Three months ended Sept. 30,
Sales and service revenues	429	—	429	—	156	156
Other operating revenues	5	—	5	—	—	—
Interest income	2	—	22	—	1	1

Total	436	—	436	—	157	157

Nine months ended Sept. 30,
Sales and service revenues	429	327	756	—	438	438
Other operating revenues	5	—	5	—	—	—
Interest income	2	1	3	—	2	2

Total	436	328	764	—	440	440

26 Claims and insurance benefits incurred (net)

Three months ended September 30,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Claims and insurance benefits paid	(6,455)	(4,084)	14	(10,525)	(6,346)	(4,153)	15	(10,484)
Change in reserves for loss and loss adjustment expenses	(334)	(46)	(2)	(382)	(2,796)	143	3	(2,650)

Subtotal	(6,789)	(4,130)	12	(10,907)	(9,142)	(4,010)	18	(13,134)

Ceded
Claims and insurance benefits paid	858	184	(14)	1,028	696	212	(15)	893
Change in reserves for loss and loss adjustment expenses	(277)	4	2	(271)	1,372	(38)	(3)	1,331

Subtotal	581	188	(12)	757	2,068	174	(18)	2,224

Net
Claims and insurance benefits paid	(5,597)	(3,900)	—	(9,497)	(5,650)	(3,941)	—	(9,591)
Change in reserves for loss and loss adjustment expenses	(611)	(42)	—	(653)	(1,424)	105	—	(1,319)

Total	(6,208)	(3,942)	—	(10,150)	(7,074)	(3,836)	—	(10,910)

Nine months ended September 30,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Claims and insurance benefits paid	(19,985)	(13,260)	27	(33,218)	(19,002)	(13,563)	12	(32,553)
Change in reserves for loss and loss adjustment expenses	(326)	(33)	(4)	(363)	(3,551)	192	—	(3,359)

Subtotal	(20,311)	(13,293)	23	(33,581)	(22,553)	(13,371)	12	(35,912)

Ceded
Claims and insurance benefits paid	2,366	540	(27)	2,879	2,155	671	(12)	2,814
Change in reserves for loss and loss adjustment expenses	(535)	15	4	(516)	1,140	10	—	1,150

Subtotal	1,831	555	(23)	2,363	3,295	681	(12)	3,964

Net
Claims and insurance benefits paid	(17,619)	(12,720)	—	(30,339)	(16,847)	(12,892)	—	(29,739)
Change in reserves for loss and loss adjustment expenses	(861)	(18)	—	(879)	(2,411)	202	—	(2,209)

Total	(18,480)	(12,738)	—	(31,218)	(19,258)	(12,690)	—	(31,948)

27 Changes in reserves for insurance and investment contracts (net)

Three months ended September 30,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Aggregate policy reserves	(110)	(1,144)	(1)	(1,255)	(41)	(1,304)	(1)	(1,346)
Other insurance reserves	(2)	(20)	—	(22)	(9)	(12)	—	(21)
Expenses for premium refunds	(49)	(1,171)	(24)	(1,244)	(66)	(1,107)	—	(1,173)

Subtotal	(161)	(2,335)	(25)	(2,521)	(116)	(2,423)	(1)	(2,540)

Ceded
Aggregate policy reserves	13	65	—	78	4	39	1	44
Other insurance reserves	—	3	—	3	(10)	—	—	(10)
Expenses for premium refunds	(3)	5	—	2	9	5	—	14

Subtotal	10	73	—	83	3	44	1	48

Net
Aggregate policy reserves	(97)	(1,079)	(1)	(1,177)	(37)	(1,265)	—	(1,302)
Other insurance reserves	(2)	(17)	—	(19)	(19)	(12)	—	(31)
Expenses for premium refunds	(52)	(1,166)	(24)	(1,242)	(57)	(1,102)	—	(1,159)

Total	(151)	(2,262)	(25)	(2,438)	(113)	(2,379)	—	(2,492)

Nine months ended September 30,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Aggregate policy reserves	(278)	(2,675)	(1)	(2,954)	(162)	(3,484)	(1)	(3,647)
Other insurance reserves	13	(60)	—	(47)	(20)	(4)	—	(24)
Expenses for premium refunds	(115)	(5,222)	(303)	(5,640)	(308)	(4,410)	(25)	(4,743)

Subtotal	(380)	(7,957)	(304)	(8,641)	(490)	(7,898)	(26)	(8,414)

Ceded
Aggregate policy reserves	30	75	—	105	17	20	1	38
Other insurance reserves	3	8	—	11	1	4	—	5
Expenses for premium refunds	3	14	—	17	25	15	—	40

Subtotal	36	97	—	133	43	39	1	83

Net
Aggregate policy reserves	(248)	(2,600)	(1)	(2,849)	(145)	(3,464)	—	(3,609)
Other insurance reserves	16	(52)	—	(36)	(19)	—	—	(19)
Expenses for premium refunds	(112)	(5,208)	(303)	(5,623)	(283)	(4,395)	(25)	(4,703)

Total	(344)	(7,860)	(304)	(8,508)	(447)	(7,859)	(25)	(8,331)

28 Interest expense

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Liabilities to banks and customers	(879)	(894)	(2,103)	(2,084)
Deposits retained on reinsurance ceded	(30)	(60)	(95)	(200)
Certificated liabilities	(468)	(446)	(1,235)	(1,489)
Participating certificates and subordinated liabilities	(182)	(278)	(543)	(679)
Other	127	258	(305)	(248)

Total	(1,432)	(1,420)	(4,281)	(4,700)

29 Loan loss provisions

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Additions to allowances including direct impairments	(104)	(59)	(339)	(628)
Amounts released	119	147	273	639
Recoveries on loans previously impaired	37	44	142	77

Total	52	132	76	88

30 Impairments of investments (net)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€mn	€ mn	€ mn
Impairments
Available-for-sale investments
Equity securities	(108)	(74)	(420)	(166)
Debt securities	(55)	2	(81)	(4)

Subtotal	(163)	(72)	(501)	(170)

Held-to-maturity investments	(7)	(1)	(7)	(2)
Investments in associates and joint ventures	(2)	—	(8)	(39)
Real estate held for investment	(14)	15	(111)	(30)

Subtotal	(186)	(58)	(627)	(241)

Reversals of impairments
Available-for-sale investments
Debt securities	—	—	1	1

Subtotal	—	—	1	1

Held-to-maturity investments	—	—	1	2
Real estate held for investment	—	—	77	—

Subtotal	—	—	79	3

Total	(186)	(58)	(548)	(238)

31 Investment expenses

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Investment management expenses	(82)	(101)	(297)	(277)
Depreciation from real estate held for investment	(53)	(64)	(165)	(196)
Other expenses from real estate held for investment	(78)	(60)	(185)	(180)
Foreign currency gains and losses (net)
Foreign currency gains	24	60	375	457
Foreign currency losses	(23)	(110)	(422)	(597)

Subtotal	1	(50)	(47)	(140)

Total	(212)	(275)	(694)	(793)

32 Acquisition and administrative expenses (net)

Three months ended September 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Acquisition costs
Incurred	(1,729)	—	(1,729)	(1,557)	—	(1,557)
Commissions and profit received on reinsurance business ceded	133	(1)	132	233	(1)	232
Deferrals of acquisition costs	1,054	—	1,054	371	—	371
Amortization of deferred acquisition costs	(1,150)	—	(1,150)	(452)	—	(452)

Subtotal	(1,692)	(1)	(1,693)	(1,405)	(1)	(1,406)
Administrative expenses	(820)	20	(800)	(1,076)	—	(1,076)

Subtotal	(2,512)	19	(2,493)	(2,481)	(1)	(2,482)

Life/Health
Acquisition costs
Incurred	(830)	—	(830)	(912)	—	(912)
Commissions and profit received on reinsurance business ceded	14	—	14	25	—	25
Deferrals of acquisition costs	554	—	554	553	—	553
Amortization of deferred acquisition costs	(467)	—	(467)	(267)	—	(267)

Subtotal	(729)	—	(729)	(601)	—	(601)
Administrative expenses	(403)	17	(386)	(363)	24	(339)

Subtotal	(1,132)	17	(1,115)	(964)	24	(940)

Banking
Personnel expenses	(785)	—	(785)	(916)	—	(916)
Non-personnel expenses	(509)	12	(497)	(514)	9	(505)

Subtotal	(1,294)	12	(1,282)	(1,430)	9	(1,421)

Asset Management
Personnel expenses	(415)	—	(415)	(465)	—	(465)
Non-personnel expenses	(151)	(1)	(152)	(158)	(6)	(164)

Subtotal	(566)	(1)	(567)	(623)	(6)	(629)

Corporate
Administrative expenses	(215)	(17)	(232)	(141)	(13)	(154)

Subtotal	(215)	(17)	(232)	(141)	(13)	(154)

Total	(5,719)	30	(5,689)	(5,639)	13	(5,626)

Nine months ended September 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Acquisition costs
Incurred	(5,194)	—	(5,194)	(5,084)	—	(5,084)
Commissions and profit received on reinsurance business ceded	512	(1)	511	700	(1)	699
Deferrals of acquisition costs	3,018	—	3,018	1,757	—	1,757
Amortization of deferred acquisition costs	(2,927)	—	(2,927)	(1,610)	—	(1,610)

Subtotal	(4,591)	(1)	(4,592)	(4,237)	(1)	(4,238)
Administrative expenses	(3,095)	46	(3,049)	(3,292)	(42)	(3,334)

Subtotal	(7,686)	45	(7,641)	(7,529)	(43)	(7,572)

Life/Health
Acquisition costs
Incurred	(2,814)	—	(2,814)	(2,762)	—	(2,762)
Commissions and profit received on reinsurance business ceded	69	—	69	84	—	84
Deferrals of acquisition costs	1,983	—	1,983	1,852	—	1,852
Amortization of deferred acquisition costs	(1,409)	—	(1,409)	(808)	—	(808)

Subtotal	(2,171)	—	(2,171)	(1,634)	—	(1,634)
Administrative expenses	(1,156)	26	(1,130)	(1,188)	67	(1,121)

Subtotal	(3,327)	26	(3,301)	(2,822)	67	(2,755)

Banking
Personnel expenses	(2,607)	—	(2,607)	(2,377)	—	(2,377)
Non-personnel expenses	(1,551)	42	(1,509)	(1,628)	40	(1,588)

Subtotal	(4,158)	42	(4,116)	(4,005)	40	(3,965)

Asset Management
Personnel expenses	(1,242)	—	(1,242)	(1,243)	—	(1,243)
Non-personnel expenses	(470)	—	(470)	(421)	3	(418)

Subtotal	(1,712)	—	(1,712)	(1,664)	3	(1,661)

Corporate
Administrative expenses	(496)	(15)	(511)	(358)	(12)	(370)

Subtotal	(496)	(15)	(511)	(358)	(12)	(370)

Total	(17,379)	98	(17,281)	(16,378)	55	(16,323)

33 Fee and commission expenses

Three months ended September 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	(114)	—	(114)	(146)	—	(146)
Service agreements	(69)	5	(64)	(39)	3	(36)
Investment advisory	(1)	1	—	(1)	1	—

Subtotal	(184)	6	(178)	(186)	4	(182)

Life/Health
Service agreements	(17)	—	(17)	(33)	8	(25)
Investment advisory	(40)	—	(40)	(54)	—	(54)

Subtotal	(57)	—	(57)	(87)	8	(79)

Banking
Securities business	(33)	—	(33)	(30)	—	(30)
Investment advisory	(39)	13	(26)	(41)	2	(39)
Payment transactions	(5)	—	(5)	(6)	—	(6)
Mergers and acquisitions advisory	(26)	—	(26)	1	—	1
Underwriting business (new issues)	(2)	—	(2)	–	—	—
Other	(78)	48	(30)	(55)	9	(46)

Subtotal	(183)	61	(122)	(131)	11	(120)

Asset Management
Commissions	(256)	105	(151)	(242)	102	(140)
Other	(44)	2	(42)	(45)	2	(43)

Subtotal	(300)	107	(193)	(287)	104	(183)

Corporate
Service agreements	(25)	5	(20)	(24)	3	(21)

Subtotal	(25)	5	(20)	(24)	3	(21)

Total	(749)	179	(570)	(715)	130	(585)

Nine months ended September 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	(358)	—	(358)	(386)	—	(386)
Service agreements	(197)	16	(181)	(128)	8	(120)
Investment advisory	(4)	3	(1)	(4)	2	(2)

Subtotal	(559)	19	(540)	(518)	10	(508)

Life/Health
Service agreements	(84)	21	(63)	(95)	23	(72)
Investment advisory	(93)	—	(93)	(54)	—	(54)

Subtotal	(177)	21	(156)	(149)	23	(126)

Banking
Securities business	(99)	—	(99)	(83)	—	(83)
Investment advisory	(135)	17	(118)	(122)	4	(118)
Payment transactions	(16)	—	(16)	(16)	—	(16)
Mergers and acquisitions advisory	(43)	—	(43)	(24)	—	(24)
Underwriting business (new issues)	(4)	—	(4)	—	—	—
Other	(186)	82	(104)	(178)	17	(161)

Subtotal	(483)	99	(384)	(423)	21	(402)

Asset Management
Commissions	(707)	312	(395)	(623)	264	(359)
Other	(225)	3	(222)	(171)	4	(167)

Subtotal	(932)	315	(617)	(794)	268	(526)

Corporate
Service agreements	(67)	9	(58)	(66)	8	(58)

Subtotal	(67)	9	(58)	(66)	8	(58)

Total	(2,218)	463	(1,755)	(1,950)	330	(1,620)

34 Other expenses

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Expenses from real estate held for use
Realized losses from disposals of real estate held for use	—	(12)	(2)	(8)
Depreciation of real estate held for use	—	5	(1)	4

Subtotal	—	(7)	(3)	(4)

Expenses from assets held for sale, disposal groups and other non-current assets	(1)	—	(1)	—
Other	(1)	(11)	13	(28)

Total	(2)	(18)	9	(32)

35 Expenses from industrial holdings

	2006			2005
Three months ended Sept. 30,	MAN Roland Druckma-schinen AG	Four Seasons Health Care Ltd.	Total	MAN Roland Druckma-schinen AG	Four Seasons Health Care Ltd.	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Cost of goods sold	(331)	—	(331)	—	—	—
Commissions	(27)	—	(27)	—	—	—
General and administrative expenses	(75)	—	(75)	—	(128)	(128)
Interest expense	(14)	—	(14)	—	(21)	(21)

Total	(447)	—	(447)	—	(149)	(149)

Nine months ended Sept. 30,
Cost of goods sold	(331)	—	(331)	—	—	—
Commissions	(27)	—	(27)	—	—	—
General and administrative expenses	(75)	(264)	(339)	—	(364)	(364)
Interest expense	(14)	(50)	(64)	—	(59)	(59)

Total	(447)	(314)	(761)	—	(423)	(423)

36 Income taxes

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Current income tax expense	(572)	(595)	(1,681)	(1,536)
Deferred income tax income/(expense)	(225)	78	(372)	29

Total	(797)	(517)	(2,053)	(1,507)

37 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of dilutive securities. Dilutive securities include participation certificates issued by Allianz SE which can potentially be converted to Allianz shares, warrants issued by Allianz SE, share-based compensation plans, and derivatives on own shares.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Numerator for basic earnings per share (net income)	1,591	794	5,649	3,508
Effect of dilutive securities	(1)	2	3	2

Numerator for diluted earnings per share (net income after assumed conversion)	1,590	796	5,652	3,510

Denominator for basic earnings per share (weighted-average shares)	405,197,435	390,716,685	405,248,299	384,869,124
Dilutive securities:
Participation certificates	1,469,443	1,469,443	1,469,443	1,469,443
Warrants	620,478	468,396	632,466	505,468
Share-based compensation plans	79,939	691,171	796,999	689,585
Derivatives on own shares	2,837,515	—	4,642,666	—

Subtotal	5,007,375	2,629,010	7,541,574	2,664,496

Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	410,204,810	393,345,695	412,789,873	387,533,620

Basic earnings per share	3.93	2.03	13.94	9.11
Diluted earnings per share	3.88	2.02	13.69	9.06

For the nine months ended September 30, 2006, the weighted average number of shares excludes 791,701 (2005: 2,758,450) treasury shares. The 25.1 million Allianz SE shares issued on October 13, 2006 in connection with the merger of RAS Holding S.p.A. into Allianz AG have no effect on earnings per share, as they were not outstanding as of September 30, 2006.

Other Information

38 Supplemental information on the Banking Segment

Net interest income from the Banking Segment

	2006			2005
Three months ended September 30,	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest and similar income	1,856	(34)	1,822	1,749	(10)	1,739
Interest expense	(1,147)	16	(1,131)	(1,220)	19	(1,201)

Net interest income	709	(18)	691	529	9	538

Nine months ended September 30,
Interest and similar income	5,366	(43)	5,323	5,308	(26)	5,282
Interest expense	(3,404)	48	(3,356)	(3,675)	58	(3,617)

Net interest income	1,962	5	1,967	1,633	32	1,665

Net fee and commission income from the Banking Segment

	2006			2005
Three months ended September 30,	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Fee and commission income	851	(149)	702	807	(81)	726
Fee and commission expense	(183)	61	(122)	(131)	11	(120)

Net fee and commission income	668	(88)	580	676	(70)	606

Nine months ended September 30,
Fee and commission income	2,711	(364)	2,347	2,496	(229)	2,267
Fee and commission expense	(483)	99	(384)	(423)	21	(402)

Net fee and commission income	2,228	(265)	1,963	2,073	(208)	1,865

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Securities business	272	293	1,018	972
Investment advisory	97	96	309	274
Payment transactions	82	88	254	267
Mergers and acquisitions advisory	57	53	164	155
Underwriting business (new issues)	25	16	98	51
Other	135	130	385	354

Total	668	676	2,228	2,073

39 Supplemental information on the consolidated statements of cash flows

Nine months ended Sept. 30,	2006	2005
	€ mn	€ mn
Income taxes paid	(1,160)	(955)
Dividends received	1,687	1,290
Interest received	15,600	14,661
Interest paid	(4,137)	(4,638)
Significant non-cash transactions Settlement of exchangeable bonds issued by Allianz Finance B.V. II for shares of RWE AG:
Available-for-sale investments	(895)	—
Certificated liabilities	(895)	—
Novation of quota share reinsurance agreement
Reinsurance assets	(1,111)	(1,143)
Deferred acquisition costs	76	76
Payables from reinsurance contracts	(1,035)	(1,067)

The impact of the acquisition of a subsidiary (MAN Roland Druckmaschinen AG, Offenbach), net of cash acquired, on the consolidated statements of cash flows for the nine months ended September 30, 2006 was:

Nine months ended Sept. 30,	2006
€ mn
Intangible assets	(202)
Loans and advances to banks and customers	(386)
Other assets	(937)
Liabilities to banks and customers	770
Other liabilities	611
Deferred tax liabilities	127
Minority interest	48

Acquisition of subsidiary, net of cash acquired	31

40 Other information

Number of employees

The Allianz Group had a total of 166,960 (2005: 177,625) employees as of September 30, 2006. 77,302 (2005: 72,195) of these were employed in Germany and 89,658 (2005: 105,430) in other countries. The number of employees undergoing training decreased by 247 to 3,776.

41 Subsequent events

On October 13, 2006, the merger of RAS Holding S.p.A. into Allianz AG became effective. Simultaneously, Allianz AG changed its legal form to a Societas Europaea (“SE”) and is now called Allianz SE. Allianz SE issued approximately 25.1 million Allianz SE shares to the shareholders of RAS Holding S.p.A in connection with the merger.

On October 27, 2006, the Industrial and Commercial Bank of China Ltd. (“ICBC”), in which the Allianz Group had an pre-IPO ownership interest of 2.5%, completed its initial public offering on the Shanghai and Hong Kong Stock Exchanges. Prior to the initial public offering, the Allianz Group measured its investment in ICBC at cost, of approximately €826 million, as fair value was not reliably measured. As a result of the initial public offering, the Allianz Group will measure its investment in ICBC at fair value as it is reliably measurable. At the closing of trading on October 27, 2006, the market value of the Allianz Group’s ownership interest in ICBC was €2,285 million; however, this market value is in excess of fair value due to the restriction on the disposal of this ownership interest.

On October 27, 2006, Allianz Infrastructure Holdings Limited, a wholly-owned subsidiary of the Allianz Group, announced its intention to make a cash takeover offer to acquire John Laing plc (“Laing”). Based on an acceptance rate of 100% the transaction volume will be approximately £957.4 million (or approximately €1,428 million).

Munich, November 9, 2006

Allianz SE

The Board of Management

Allianz SE

Koeniginstrasse 28

D-80802 Munich

Telephone +49 89 38 00 00

Telefax +49 89 34 99 41

www.allianz.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2006

ALLIANZ SE

By	/s/ Harry Langley-Poole
Name: Harry Langley-Poole
Title: Head of Group Management Reporting